OFFERING MEMORANDUM

PART II OF THE OFFERING STATEMENT (EXHIBIT A TO FORM C)

February 28, 2023

Up to $5,000,000 Class A Common Stock

Minimum Target Amount: $5,000
Up to 20,000,000 Shares at $0.25 Per Share
$500 minimum investment (2,000 shares) per Purchaser

Consumer Cooperative Group, Inc (the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Class A Common Stocks of the Company (the "Shares"). Purchasers of Shares are sometimes referred to herein as "Purchasers". The minimum target offering is $5,000. (the "Target Amount"). This offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $5,000 by March 5, 2024. Unless the Company raises at least the Target Amount of $5,000. (the "Closing Amount") by March 5, 2024, no Shares will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $5,000,000 (the "Maximum Amount") on a first come, first served basis.

Prospective purchasers of the Securities are referred to herein as "investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "Exempt Offering and description of Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Thread Bank (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription. Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Wilmington Trust, who will serve as the Escrow Agent (the "Escrow Agent") for this Offering. Securities sold in this Offering will be issued electronically, there will be no certificates issued for Shares. Records of ownership for the securities issued will be recorded at the registered Transfer Agent, KoreConX, Inc. Investors may log into the KoreConX platform to view their holdings in the Company. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason. The minimum number of Class A Common Stocks that can be purchased is two thousand (2000), representing a $500 minimum investment (2,000 shares) per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale, and withdrawal at any time.

**LEGEND**

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Preferred Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Preferred Shares offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Preferred Shares are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Preferred Shares are exempt from registration. The Company filing this Form C for an Offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§227.100 et seq.) must file a report with the Commission annually and post the report on its website at ccg.coop no later than 120 days after the end of each fiscal year covered by the report.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering. The Company:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15
U.S.C. 80a-3) (the "Company Act"), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEARTHE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY

APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C, or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company is required to file a report electronically with the Securities & Exchange Commission annually and post the report on its website, the next annual report (form C-AR) will become due on or before April 30, 2023.

Once posted, the annual report may be found on the Company's website at: ccg.coop The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Preferred Shares issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete

redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Preferred Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Preferred Shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Preferred Shares.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global

economy, resulting in an economic downturn that could negatively impact the value of the Company's shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat

its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID- 19 or any other pandemic harms the global economy generally.

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Summary

The following summary highlights selected information contained in this Offering Circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this Offering Circular, including, but not limited to, the risk factors within this Item 3.

Additionally, the risk factors described within this Item 3 are those that we believe are currently material to the business, prospects, operating results, and/or financial condition of the Company. Investors need to be aware there may be other risk factors that may become material in the future, or there may be risks that we have not yet identified that could adversely affect the condition of our business and cause the market price of our stock to decline resulting. For these reasons, and the risks described below, investors should be prepared to withstand a complete, or significant, loss of their investment in the Company.

Unless we state otherwise, the terms "we," "us," "our," "Company," "management," or similar terms collectively refer to Consumer Cooperative Group, Inc., an Oregon cooperative.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements" on page 7 herein below.

Consumer Cooperative Group, Inc. is a development stage company formed in the State of Oregon on January 27, 2017, as a cooperative with a fiscal year end date of December 31, 2017. The Company was formed as a cooperative to provide an array of affordable real estate investments to acquire & hold, large, turnkey and cash-flowing multi-family complexes across the United States as well as other tax lien/deed certificates secured by real estate. We believe that moving away from the traditional way of investing in real estate will allow an underserved market of investors to participate in large real estate investment opportunities, with limited to no red-tape as a cooperative group. Addressing this financial barrier as a cooperative group, we plan on expanding this cooperative model in hopes that it will be adopted by each individual investor on a personal level.

The Company's corporate offices are located at 5900 Balcones Street, Suite 100, Austin, Texas 78731. The Company believes that the space currently available will be sufficient to accommodate its operations as described herein and for the foreseeable future.

The Company is offering, through this Offering Circular, a limited number of shares of Common Stock in the Company to a select group of qualified investors (the "Investors") as described herein. The Company is authorized to issue additional classes of Common Stock from time to time pursuant to other offering materials containing financial terms and conditions that may differ from those set forth herein. As of the date set forth hereof, the Company is offering Common Stock in one (1) class only. The Company's investment objective and strategy regarding the Securities are set forth below, and investors are directed to such materials. The Company may, from time to time, refine or change the Company's strategy without prior notice to, or approval by, the Shareholders.

All dollar amounts refer to US dollars unless otherwise indicated.

The Company has 10,000,000,000 shares of Class A Common Stock authorized with 893,724,520 shares of Class A Common Stock issued and outstanding as of the date of this Offering Circular. Through this offering, we intend to issue 20,000,000 shares of Common Stock for offering to the public, which represents additional shares of our Class A Common Stock. We may endeavor to sell all 20,000,000 shares of Class A Common Stock. The price at which we offer these shares is fixed at $0.25 per share for the duration of the offering. There is no arrangement to address the possible effect of the offering on the price of the stock. The Company will receive all proceeds from the sale of the stock.

THE OFFERING

Company

Consumer Cooperative Group, Inc, an Oregon. Cooperative formed on January 27, 2017. The Company's website URL is https://www.ccg.coop

Corporate Address

5900 Balcones St STE 100, Austin, Texas 78731

Description of Business

Consumer Cooperative Group, Inc an Oregon Cooperative

Type of Security Offering

Class A Common Stock

Offering Price

$0.25 per Share

Target Amount of Offering

20,000 Class A Common Stocks ($5,000)

Maximum Amount of Offering

20,000,000 Class A Common Stocks ($5,000,000)

Minimum Investment per Investor

$500 (2,000 shares)

Offering Costs

We estimate that the costs of this offering will be approximately two thousand dollars ($200,000), including costs for attorney's and accounting fees.

Term of Offering

Subject to earlier termination described below, this offering will terminate not later than March 3, 2024, unless extended by us for up to an additional 30 days and may be terminated by us earlier without prior, notice and before all of the Shares are sold.

Escrow of Proceeds

Proceeds from this offering will be placed in escrow with Thread Bank. If for any reason the minimum proceeds are not deposited into escrow on or before March 3, 2024, this offering will terminate with no Shares being sold, investment commitments will be cancelled, and the funds will be returned to investors, without interest and without deduction therefrom.

Selling Commissions

The Shares will be sold by management who will receive no selling commissions or remuneration for sale of the Shares.

Closings

If we reach the target offering amount ($5,000) prior to the offering deadline, we will continue to sell the Shares on a first come first served basis up to the maximum offering and will conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Use of Proceeds

Net proceeds from this offering will be allocated as needed to prepare to commence operations.

Risk Factors

The Shares offered hereby are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment. Each prospective investor should carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth under the heading "RISK FACTORS" below.

Cautionary Statement Regarding Forward-Looking Statements

This Offering Circular contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the use of words such as "will," "believes," "plans," "estimates," "anticipates," "expects," "intends," "hope," "aim," "aspire," or words of similar import. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Item 3 "Summary and Risk Factors" in this Offering Circular. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, or results of operations.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Consequently, you should not place undue reliance on forward-looking statements.

RISK FACTORS

An investment in our shares of Common Stock involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this Offering Circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Development Stage Business

Consumer Cooperative Group, Inc. was incorporated on January 27, 2017, in the State of Oregon and commenced operations on January 27, 2017. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. Furthermore, some Directors, Officers and Key Employees have little to no operating experience or history. Past performance of any Director, Officer or Key Employee or the success of the President in any similar venture is no assurance of future success.

The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding customer base. There is a possibility that the Company could sustain losses in the future or fail to even operate profitably.

Limited Operating History and Capital

The Company has a limited operating history upon which investors may base an evaluation of its performance; therefore, the Company is still subject to all of the risk's incident to the creation and development of a new business. The Company plans to conduct closings of sales of shares of its Common Stock as subscriptions are received. If less than $5,000,000 is received from the sale of its

Common Stock, the Company may have insufficient cash to implement its business plans and investors who purchase shares of its Common Stock shall be at heightened risk of loss of their investments.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of the Company will insulate the Company from excessive reduced demand. Nevertheless, the Company has no control over these changes.

Adverse changes in global and domestic economic conditions or a worsening of the United States economy could materially adversely affect us. Our sales and performance depend significantly on consumer confidence and discretionary spending, which are still under pressure from United States and global economic conditions. A worsening of the economic downturn and decrease in consumer spending, especially discretionary spending for nonessential products and services, may adversely impact our sales, ability to market our services and products, build customer loyalty, or otherwise implement our business strategy and further diversify the geographical concentration of our operations.

The Company has not established significant revenues or operations that provides financial stability in the long term and without significant revenues the Company will not realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. Additional capital may not be available at reasonable cost or that it would not materially dilute the investment of investors in this Offering if additional capital were obtained.

Managing Growth

The Company expects to expand its operations by setting up a financial cooperative network throughout the United States. The anticipated growth could place a significant strain on the Company's management and operational and financial resources. Effective management of the anticipated growth shall require expanding the Company's management and financial controls, hiring additional appropriate personnel as required and developing additional expertise by existing management personnel. However, Consumer Cooperative Group, Inc. may not be able to effectively implement these, or other measures designed to increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a Company with a short operating history and limited financial resources and the failure to effectively manage growth could have a material adverse effect on the Company's operations.

Dependence on Key Personnel and Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon its CEO & President on an individual and or collective basis. The loss of any one of these individuals could have a material adverse effect on the Company. Although the Company does not currently maintain a key- man life insurance policy insuring the life of its key executives, the Company intends to apply for such a life insurance policy upon the qualification of this Offering Circular. See Item 10 Directors, Executive Officers, and Significant Employees, contained herein.

Inadequacy of Funds

Gross offering proceeds of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's business plans. If only a fraction of this Offering is sold, or if certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need additional financing or other capital investment to fully implement the Company's business plans.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a cooperative real estate investment pooling portal web and mobile application. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, Shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer Base and Market Acceptance

The Company's customer base for this cooperative model is, the underserved investors class, which include middle-class workers and low-income workers. The early adopters of this will be families with young kids, teenage kids, young adults, and college students which will allow them to get an early start in real estate investing at an affordable option. This profile meets the description of small communities around the world and is nowhere near exhausted. Business opportunities are usually unreachable for the majority of our communities mainly for the lack funds, opportunity misrepresentation in the real estate industry or even legislative restrictions such as it being mandatory to being a qualified investor. The rules have changed, and access is now available, and this access has opened a new market for what the society defines as least savvy or retail investors. The cooperative business will seek out these individuals and through careful training and education will be able get these individual up to speed on the basics of investing. This method will allow the cooperative business to target each demographic and one by one start the process of leveling the playing field in the real estate and financial industries. The distribution method via the cooperative's website and mobile application will serve as a valuable resource for financial education and other tools to maintain market acceptance. While the Company believes it can further develop the existing customer base and develop a new customer base through the marketing and promotion of its web application, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive e-commerce website offer advantages over competitive companies and products, the Company's products and e-commerce website may not attain a degree of market acceptance on a sustained basis or generate revenues sufficient for sustained profitable operations.

Changes in Consumer Behavior Could Reduce Profitability

The Company's customers could change their behavior and purchase patterns in unpredictable ways. The Company's success therefore depends on its ability to successfully predict and adapt to changing consumer behavior outside, as well as inside the United States. Moreover, the Company must often invest substantial amounts in product research and development before the Company learns the extent to which products will earn consumer acceptance. If the Company's products and services do not achieve sufficient consumer acceptance, the Company's revenue may decline and adversely affect the profitability of the business.

Competition

The Company's cooperative model faces many competitors such as RealtyShares.com and other like companies. This website in particular is the base model of all the other similar competitors with the minimum investment being different across each site. RealtyShares.com is made up of a Senior leadership team, an Advisory Board, Board Members, and Investors. The firm is supported by a world- class of investors which they fall under the classification of accredited investors. They are addressing some of the social, cultural, legal, political, economic, and technological needs based on the current legislative changes with Securities and Exchange Commission. As for the ability to impact laws or legislation I did not find anything to support other than them providing a platform to solicit investment funds for real estate acquisitions. We believe there is no significant competitive advantage because even though their market is addressing both accredited and non-accredited investors their minimum investment is $5k which will not appeal or is reachable for some non-accredited investors. They possess the buying power by leveraging the amount investors looking to participate along with the high dollar amount minimum and this gives them an edge in the market regarding the investment goal of the project. Their set-up is based on diversification, cash-flow and transparency and state that owning real estate will and has outperformed the stock market 2:1 since 2000. To date they have funded over 550 projects, returned over $59.7 million of principal back to investors and currently have over 92,000 investors registered and of the registered investors there is no distinction between the accredited and non-accredited classification of its investors. Overall, they offer the investor the ability to optimize their portfolio with diversified real estate offerings by choosing the asset type, offering type, geographical location, and targeted returns goals. While there does exist some current competition, Management believes that the Company's services are demographically well positioned, top quality and unique in nature while offering greater value for the public. The expertise of management combined with the innovative nature of its marketing approach, set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon the Company's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than the Company, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of the Company's intended market.

Trends in Consumer Preferences and Spending

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments and general economic conditions. The Company may not be successful in marketing any of its services or that the revenues from the sale of such services will be significant. Consequently, the Company's revenues may vary by quarter and the Company's operating results may experience fluctuations that will impede appreciation and slow the Company's growth.

Potential Fluctuations in Quarterly Revenue

Significant annual and quarterly fluctuations in the Company's revenue may be caused by, among other factors, the volume of revenues generated by the Company, the timing of new product or service announcements and releases by the Company and its competitors in the marketplace, and general economic conditions. The Company's level of revenues and profits, in any fiscal period, may be significantly higher or lower than in other fiscal periods, including comparable fiscal periods. The Company's expense levels are based, in part, on its expectations as to future revenues.

As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenues. As a result, the Company believes that period-to-period comparisons of its results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance.

Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of the shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results, or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable considering current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under Item 6 "Use of Proceeds to Issuer." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Securities offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Lack of Management Control by Investors

As of December 31, 2022, the Company's principal Shareholders owned approximately 97.71% of the Company's outstanding Common Stock. Upon completion of this Offering, the Company's principal Shareholders will own approximately 96.96% of the issued and outstanding Common Stock and will be able to continue to control the Company. Investors will become Shareholders of the Company but cannot take part in the management or control of the Company. The Company, CEO, President, and Officers have wide latitude in making investment decisions. The Investors do not have such rights. However, Investors will have the ability to control the Company's Board of Directors by a Shareholder vote. The Company may require any Shareholder, at any time, to withdraw, in whole or in part, from the Company.

Return of Profits

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A Shareholder will be entitled to receive profits proportionate to the amount of shares of Common Stock held by that Shareholder. The Company's Board of Directors will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements and other circumstances.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology, and processes, which the Company has acquired, developed, or may develop in the future. There is a risk that secrecy obligations may not be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties regarding the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Legal and Regulatory Compliance

Failure to comply with applicable laws and regulations could harm our business and financial results. The Company intends to develop and implement policies and procedures designed to comply with all applicable federal and state laws, accounting and reporting requirements, tax rules and other regulations and requirements, including but not limited to those imposed by the SEC.

In addition to potential damage to our reputation and brand, failure to comply with the various laws and regulations, as well as changes in laws and regulations or the way they are interpreted or applied, may result in civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements. Future laws or regulations, or the cost of complying with such laws, regulations, or requirements, could also adversely affect our business and results of operations.

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants or auditors. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot consider such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

Technology Risks

Rapid Technological Changes May Adversely Affect the Company's Business

The ability of the Company to remain competitive may depend in part upon its ability to develop new and enhanced new products, services, or distribution and to introduce these products or services in a timely and cost-effective manner. In addition, product and service introductions or enhancements by the Company's competitors, or the use of other technologies could cause a decline in sales or loss of market acceptance of the Company's existing products and services.

The success of the Company in developing, introducing, selling, and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design and development, as well as timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product, or service decisions must anticipate changes in the industries served. The Company may not be successful in selecting, developing, and marketing new products and services or in enhancing its existing products or services. Failure to do so successfully may adversely affect the Company's business, financial condition, and results of operations.

Dependence on Computer Infrastructure

The Company relies on Internet and computer technology to market and sell its products and services. Therefore, an Internet or major computer failure would adversely affect the performance of the Company. The Company presently has limited redundancy systems, relies on third party back up facilities and only a limited disaster recovery plan. Despite the implementation of network security measures by the Company, its servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems which could lead to interruptions, delays, or stoppages in service to users of the Company's services and products which could cause a material adverse effect on the Company's business, operations, and financial condition.

Website Security Risks

If the security measures the Company plans to use to protect the personal information of its website users, such as credit card numbers, are ineffective it could result in a reduction in revenues from decrease customer confidence, an increase in operating expenses, as well as possible liability and compliance costs.

Any breach in the Company's website security, whether intentional or unintentional, could cause our users to lose their confidence in our website and as a result stop using the website. This would result in reduced revenues and increased operating expenses, which would impair the Company from achieving profitability. Additionally, breaches of our users' personal information could expose the Company to possible liability as any involved user, or users may choose to sue the Company. Breaches resulting in disclosure of users' personal information may also result in regulatory fines for noncompliance with online privacy rules and regulations.

The Company plans to rely on encryption and authentication technology licensed from third parties whose area of expertise is to provide secure transmission of confidential information.

We believe that as a result of advances in computer capabilities, new discoveries in the field of cryptography and other developments, a compromise or breach of our security precautions may occur. A compromise in the Company's proposed security for its computer systems could severely harm our business because a party who is able to circumvent our proposed security measures could misappropriate proprietary information, including customer credit card information, or cause interruptions in the operation of our website. The Company may be required to spend significant funds and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price, or at all. Concerns regarding the security of e-commerce and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions in general. The Company's users may have these concerns as well and this may result in a reduction in revenues and increase in our operating expenses, which would prevent us from achieving profitability.

Website Functionality

If the software on the Company's website contains undetected errors, the Company could lose the confidence of users, resulting in loss of customers and a reduction of revenue.

The Company's online systems, including but not limited to its websites, software applications and online sales for services and products, could contain undetected errors or "bugs" that could adversely affect their performance. The Company plans to regularly update and enhance all sales, websites and other online systems, as well as introduce new versions of our software products and applications. The occurrence of errors in any of these may cause the Company to lose market share, damage our reputation and brand name, and reduce our revenues.

Risks Related to The Offering Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his/her/its Securities for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Securities. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company, limitations on the percentage of Securities sold and the way they are sold. The Company can prohibit any sale, transfer, or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Securities and no market is expected to develop. Consequently, owners of the Securities may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

Broker - Dealer Sales of Securities

The Company's Securities are not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

The Company may never qualify for inclusion on the NASDAQ System or any other trading market until such time as the principal holders of Common Stock deem it necessary. As a result, the Company's Common Stock are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Securities and will also affect the ability of holders of the Securities to sell their Securities in the secondary market.

The Requirements of Being a Public Entity

The requirements of being a public entity and sustaining our growth may strain our resources. As a public entity, we will be subject to an ongoing reporting regime including reports required by the Exchange Act of 1934. These reporting requirements may place a strain on our systems and resources. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We expect to incur significant additional annual expenses related to these steps and, among other things, additional Directors' and Officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Long Term Nature of the Investment

An investment in the Securities may be long term and illiquid. As discussed above, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Securities for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Securities must be willing and able to bear the economic risk of their investment for an indefinite period. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Oregon State Securities Laws, and other applicable securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If several purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Determination of the Offering Price

The offering price of the Common Stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development, the general condition of the industry in which the Company operates, the amount of funds sought from this Offering and the number of shares the Board of Directors is willing to issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and the assets, earnings or book value of the Company, the market value of the Company's Common Stock or any other recognized criteria of value. As such, the price does not necessarily indicate the current value of the Company's Common Stock and should not be regarded as an indication of any future market price of the Company's stock.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company without compensation. The Company may, in the future, engage the services of certain FINRA registered broker-dealers to market the securities on a "best efforts" basis which enter into Participating Broker-Dealer Agreements with the Company; however, the Company has not entered into any agreement with any FINRA registered broker-dealer. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Because there is no public trading market for our Common Stock, you may not be able to resell your shares.

We intend to register all shares sold though this offering. We intend to apply to have our Class A Common Stock quoted on the OTC Markets or like service. This process takes at least 60 days, and the application   must be made on our behalf by a market maker. Our stock may be listed or traded only to the extent that there is interest by broker-dealers in acting as a market maker. Despite our best efforts, it may not be able to convince any broker/dealers to act as market-makers and make quotations on the OTC Markets or like service. We may consider pursuing a listing on the OTC Markets or like service after this registration becomes effective and we have completed our offering.

If our Class A Common Stock becomes listed and a market for the stock develops, the actual price of our shares will be determined by prevailing market prices at the time of the sale.

A market for our Class A Common Stock may not develop. Even if a market develops for our Common Stock, the trading of securities on the OTC Markets or like service is often sporadic and investors may have difficulty buying and selling our shares or obtaining market quotations for them, which may have a negative effect on the market price of our Common Stock. You may not be able to sell your shares at their purchase price or at any price at all. Accordingly, you may have difficulty reselling any shares you purchase from the selling security holders.

Investing in our company is highly speculative and could result in the entire loss of your investment.

Purchasing the offered shares is highly speculative and involves significant risk. The offered shares should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Our shareholders may be unable to realize a substantial or any return on their purchase of the offered shares and may lose their entire investment. For this reason, each prospective purchaser of the offered shares should read this prospectus and all its exhibits carefully and consult with their attorney, business and/or investment advisor.

Investing in our company may result in an immediate loss because buyers will pay more for our Common Stock than what the pro rata portion of the assets are worth.

We have only been recently formed and have only a limited operating history with limited earnings; therefore, the price of the offered shares is not based on any data. The offering price and other terms and conditions regarding our shares have been arbitrarily determined and do not bear any relationship to assets, earnings, book value or any other objective criteria of value. No investment banker, appraiser or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.

The arbitrary offering price of $0.25 per share as determined herein is substantially higher than the net tangible book value per share of our Class A Common Stock. Our assets do not substantiate a share price of $0.25. This premium in share price applies to the terms of this offering. The offering price will not change for the duration of the offering even if we obtain a listing on any exchange or become quoted on the OTC Markets.

We have 10,000,000,000 Class A Common Shares authorized of which only 893,724,520 shares are currently issued and outstanding and only maximum of 913,724,520 shares will be issued and outstanding after this offering terminates. Our management could, with the consent of the existing shareholders, issue substantially more shares, causing a large dilution in the equity position of our current shareholders.

We do not anticipate paying dividends in the foreseeable future, so there will be less ways in which you can make a gain on any investment in us.

We have never paid dividends and do not intend to pay any dividends for the foreseeable future. To the extent that we may require additional funding currently not provided for in our financing plan, our funding sources may prohibit the declaration of dividends. Because we do not intend to pay dividends, any gain on your investment will need to result from an appreciation in the price of our Common Stock. There will therefore be fewer ways in which you are able to make a gain on your investment.

You may face significant restriction on the resale of your shares due to state "Blue Sky" laws.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our Common Stock. We have not yet applied to have our securities registered in any state and will not do so until we receive expressions of interest from investors resident in specific states after they have viewed this Prospectus. We will initially focus our offering within the state of TEXAS and will rely on exemptions found under TEXAS Law. There may be significant state blue-sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our Common Stock to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

Need for Additional Financing

Assuming all shares are sold in this Offering Subscription, we believe that the net proceeds from this agreement, together with its projected cash flow from operations, shall be sufficient to fund the operations of the Company as currently conducted for up to 18 months. Such belief, however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. In addition, the Company may not generate sufficient cash flow from operations to implement the Company's business objectives. As a result, the Company may require substantial additional financing in order to implement its business objectives.

The Company may not be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. In the event that the Company's operations do not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Limited Protection of Proprietary Rights; Potential Costs of Enforcement

The ability of Consumer Cooperative Group, Inc. to compete effectively with other companies could depend, in part, on its ability to create and/or maintain the proprietary nature of its business method. We intend to apply for all applicable forms of intellectual property protection immediately upon receipt of funding, and the Company's success shall also depend, in part, on its ability to obtain this protection and then enforce the intellectual property protection for these assets in the United States and other countries. The Company, in such circumstances, may file applications for patents, copyrights and trademarks, as management deems appropriate; however, the protections offered by any intellectual property rights issued or licensed by the Company may not be available.

Our competitors, many of whom have substantial resources and substantial investments in competing technologies, may seek to apply for and obtain patents that shall prevent, limit, or interfere with the Company's ability to make and sell its products and or services. In addition, the laws of certain countries would not protect the Company's proprietary rights to the same extent as do the laws of the United States. The defense and prosecution of patent suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease from selling certain of its products.

Consumer Cooperative Group, Inc. will also rely on proprietary technology such as customer analytics and business methods such as our sales process and management systems. Other companies may independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. Confidentiality agreements entered by the Company's employees, agents, advisors, consultants and associates as well, as other staff, may provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Attraction and Retention of Qualified Personnel

The ability of the Company to realize its objectives shall be dependent on its ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and the Company's results may adversely affect the Company's ability to attract and/or retain qualified personnel. Furthermore, the Company plans on maintaining key-man life insurance on all senior management and to require all personnel to enter into confidentiality agreements as a condition of employment. The Company's management team has entered into employment agreements that include non-compete and confidentiality requirements. However, such agreements may not fully protect the Company from competitive injury if any of these individuals leave the Company.

Risks Related to Ownership of Our Common Stock We Are an Emerging Growth Company

The reduced disclosure requirements applicable to emerging growth companies may make our Common Stock less attractive to investors. We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of some of the exemptions from the reporting requirements applicable to other public companies. It is possible that investors will find our Common Stock less attractive as a result of our reliance on these exemptions. If so, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Associated with Financial Projections

Our financial projections are based upon assumptions that the Company believes to be reasonable. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. For these reasons, actual results achieved during the periods covered may be materially and adversely different.

Even if the assumptions underlying our plans prove to be correct, the Company may incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that the existing consumer demand for the Company's products and services shall continue. However, if any of the assumptions underlying its plans prove to be incorrect the Company will not realize its business objectives.

Investors should be aware that no independent market studies have been conducted by the Company regarding its business plan, nor are any such studies currently planned.

Our CEO Has Control over Key Decision Making

Our founder and CEO, Tanen Andrews, maintains majority voting rights over the company. As a result, Tanen Andrews has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Tanen Andrews has the ability to control the management and affairs of our Company as a result of his/her position as our CEO and his ability to control the election of our directors. Additionally, in the event that Tanen Andrews controls our Company at the time of his/her death, control may be transferred to a person or entity that he designates as his successor.

As a board member and officer, Tanen Andrews owes a fiduciary duty to our stockholders and must act in good faith in a manner he/she reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Tanen Andrews is entitled to vote his/her shares in his/her own interests, which may not always be in the interests of our stockholders generally.

Best Efforts Offering

The shares of the Company's Common Stock are offered by the Company on a "best efforts" basis. No individual, firm or corporation has agreed in advance to purchase any of the offered shares. All of the shares of Common Stock may not be sold, and the Company may have to cease operations putting investor's capital at risk.

Dividends on Common Stock

The Company has never declared or paid cash dividends on its Common Stock and does not plan to pay any cash dividends with respect to its Common Stock in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's operations. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company's Board of Directors shall determine dividend policy in the future based upon, but not limited to the Company's results of operations, financial condition, contractual restrictions, and other factors deemed relevant at the time. The Company intends to retain appropriate levels of its earnings, if any, to support the Company's business activities.

Use of Funds

The Company intends to use the net proceeds of this offering to acquire turn-key cash-flowing multifamily real estate apartment complexes and fund ongoing working capital needs. The Company's management shall have broad discretion to determine how such proceeds shall be used.

THE COMPANY AND ITS BUSINESS

The Company

Consumer Cooperative Group, Inc. (the "Company"), is a development stage company incorporated in the State of Oregon on January 27, 2017, as a cooperative with a fiscal year end date of 12/31.

The Company is offering, through this Offering Circular, a limited number of shares of Common Stock in the Company to a select group of qualified investors as described herein. The Company is authorized to issue additional classes of Common Stock from time to time pursuant to other offering materials containing financial terms and conditions that may differ from those set forth herein. As of the date set forth hereof, the Company is offering Common Stock in one (1) class. The Company's investment objective and strategy regarding the shares of Common Stock are set forth below, and investors are directed to such materials. The Company may, from time to time, refine or change the Company's strategy without prior notice to, or approval by, the Shareholders.

Business Mission

Is to create a streamline and affordable way to access real estate investments into various turnkey cash-flowing multifamily apartment complexes and other real estate investments in exchange for equity shares. We believe that traditional investments in real estate are marketed as a one size fits all, not affordable and are not investor friendly, as it puts the investors at a financial disadvantage. Our cooperative model plans to revitalize community & group economics, through indirect real estate ownership via our equity stock. We think this will decrease the dependence on local, state, and federal resources, while stimulating economic growth.

Business Plan

The Company's Business Plan is attached and included as PART III OF THE OFFERING STATEMENT BUSINESS PLAN.

Officers and Employees

Mr. Tanen Andrews is working on a full-time basis as the current Officer, Director, Employee and is a controlling shareholder of the company.

Mrs. Tomica Hogg-Andrews is working on a part-time basis as the current Officer, Director, Employee and is a controlling shareholder of the company.

Biography

Tanen Andrews

Tanen Andrews is our Founder and has served as the Chief Executive Officer since our inception. As an entrepreneur he has spent the last two (2) decades investing in and renovating single and multifamily family homes that benefited the subsidized housing market in Southwest Dallas, while educating the community about how to properly set up and structure business entities and instilling the importance of the financial power of pooling capital resources for financial independence.

Mr. Andrews established our company's cooperative methodology nearly 25 years ago, but current legislation was not adopted at the time to pursue it. Mr. Andrews will implement this methodology to bring the awareness of the financial power of the community to the forefront, to buy back our communities, build infrastructure that will create community-based businesses, utility services, a financial network that will allow his fellow community members to circulate its financial capital amongst itself and solidify a right of an equity stake for the people in every community without and or limited governmental involvement.

Mr. Andrews holds a Bachelor's in Science in Game Art/Computer Animation from Full Sail University and his Master of Arts in Entrepreneurship w/concentration in Small Business Management from American Public University.

Mr. Andrews is currently a member of The Society for Collegiate Leadership & Achievement, where their mission is to honor the academic achievements of students and help prepare and empower them to be the leaders of tomorrow. Mr. Andrews is also one the recipients of this honor.

Mr. Andrews responsibilities are to represent the best interests of the Company and its shareholders. He is responsible for creating and implementing strategies to grow the business and brand by developing business relationships and alliances, pursuing corporate opportunities, as well as assisting with oversight and management of the day-to-day operations and acquiring turnkey multifamily real estate assets.

Tomica Hogg-Andrews

Tomica Hogg-Andrews has served as our President since its inception. Since, 2020 Mrs. Andrews has been working on a part-time basis, alongside our Founder, Tanen Andrews, who is also her spouse of 21 years, in managing the real estate acquisitions budgets, renovations, real estate holdings and their workforce of contractors. Mrs. Andrews experience in real estate investment, property management and renovations date back to 2003 where she played a key supporting role in assisting her spouse, in creating a subsidized housing market in the southwest Dallas area for a neglected and underserve market of renters. Mrs. Andrews background is 13 years in insurance industry, handling major corporate accounts that deal with the direct benefits of their workforce. Mrs. Andrews brings this additional experience to help implement the due diligence in various insurance packages that will be necessary to insure and the protect the company's assets, as well as key employees, contractors and any policies deemed necessary in the best interest of our shareholders.

Mrs. Andrews key responsibilities are to provide strong leadership for the company by working with the board and other executives to establish short and long-term goals, plans and strategies. Also, for presiding over the entire workforce and managing budgets and making sure resources are allocated properly, as well making sure departments meet their individual goals and is responsible for the overall accountability to shareholders and the general public.

Operations

The Company is committed to establishing a non-traditional, community based and turn-key real estate investing platform, where it can invest in turnkey multifamily real estate, that we believe will eliminate all of them mediocre real estate investing opportunities that are marketed daily to our target niche community, that never deliver favorable results. We want to ensure; we meet and exceed our expectations of the value that we intend to deliver to our niche community.

We anticipate that the $5,000,000 we intend to raise in this offering will be sufficient to enable us to establish our company and execute our business plan, including, but not limited to securing our base of operations and any updates and/or modifications; acquiring turn-key real estate apartment complexes, equipment, infrastructure; hiring a strong management team and additional key personnel; and achieving growth by way of licensing and strategic partnerships.

It is the opinion of Company management that the proceeds from this proposed offering will satisfy the Company's need for liquidity and cash requirements to acquire real estate apartment complexes and put the Company in a position to grow its business in accordance with its business plan. Please refer to Table 4, Use of Proceeds, Part II Item 6, for the Company's planned use of proceeds to be generated from this proposed offering. Additionally, the Use of Proceeds section describes our plan of operations during the first 18 consecutive months following commencement of this proposed offering.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership and Capital Structure

Capitalization and Ownership Table

Type of Security	Total Common Stock & Preferred Stock
Shares Authorized	389,000,000,000
Shares Outstanding	972,409,380

Class A Common Stock ("the Common Stock") consists of 10,000,000,000 shares authorized, reserved for Regulation Crowdfunding investors, with no par value. Holders of Class A Common Stock have no voting rights, shares are tradable and Class A Common Stock may be transferred or converted in any combination into other class/series of common or preferred stock according to the procedures for transfer and conversion ratios outlined in the Bylaws of the Cooperative.

Type of Security	Common Stock-Class A (Tradeable)
Shares Authorized	10,000,000,000
Tanen Andrews, Founder	811,176,520
Tomica Hogg-Andrews, Pres	25,000,000
Current Shareholders	57,548,000
Shares Outstanding	893,724,520
Shares Remaining	9,106,275,480
Preferential Dividends	No
Voting Rights	No

Class M Common Stock ("the Common Stock") consists of 370,000,000,000 shares authorized, reserved for Cooperative members, with no par value. Cooperative members are entitled to one vote regardless of how many shares they hold on to all matters of the Cooperative. Cooperative members must be current with membership dues at the time of any voting matters and transfer rights limited to within the Cooperative to maintain membership rights to internal services to its members, in accordance with the

Bylaws of the Cooperative. All shares in this class and their current or past rights are revocable when membership dues are not paid. All rights will be restored when membership dues become current, as long as there is no 30-day or more lapse in payment, in which all past rights will be permanently revoked, and the member must start a new membership. Class M Common Stock is transferable into any other class of stock through the required procedures and restrictions for transfer and conversion ratios outlined in the Bylaws of the Cooperative. Class M Stock are non-tradeable on the public markets.

Type of Security	Common Stock-Class M (Non-Tradeable)
Shares Authorized	370,000,000,000
Tanen Andrews, Founder	100,000
Tomica Hogg-Andrews, Pres	100,000
Current Shareholders	27,000,000
Shares Outstanding	27,200,000
Shares Remaining	342,800,000,000
Preferential Dividends	No
Voting Rights	Yes

The Preferred Stock shall be divided into one (1) series designated as follows:

Preferred Series A Stock consists of 9,000,000,000 shares authorized, with no par value. Holders of Preferred Series A Stock are not entitled to voting rights on any matters of the Cooperative. Preferred Series A Stock are tradable and may be transferred and converted into any other class of stock as a whole or combination, according to the procedure for transfer and conversion ratios outlined in the Bylaws of the Cooperative.

Type of Security	Preferred Stock (Tradeable)
Shares Authorized	9,000,000,000
Tanen Andrews, Founder	24,484,860
Current Shareholders	27,000,000
Shares Outstanding	51,484,860
Shares Remaining	8,948,515,140
Preferential Dividends	Yes
Voting Rights	No

Indebtedness

As of current, Consumer Cooperative Group, Inc., is debt free.

Valuation

The offering price of the Shares being is based on a price per Share. The price per each Share of Class A

Common Stock is $0.25

Restricted Securities

The Shares purchased in this offering are restricted securities. For one year, the Shares can only be resold:

● To the Company;
● To an accredited investor; or
● To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Exempt Offering

The Company is conducting this Offering which is being conducted under the 4(a)(6) Exemption. Proceeds from this Offering will be used to fund our business and to purchase turnkey multifamily real estate complexes across the United States of America.

DESCRIPTION OF SECURITIES

Class A Common Stock

We are issuing Class A Common Stock of the Company, a copy of the Subscription Agreement describing the Shares and more specifically the rights, privileges, restrictions, limitations, and other material matters is included as PART IV OF THE OFFERING STATEMENT SUBSCRIPTION AGREEMENT.

Transfer Agent

The Company has engaged KoreTransfer USA LLC to serve in the capacity of a Registered Stock Transfer Agent on its behalf.

FINANCIAL STATEMENTS, DEBT AND FINANCIAL CONDITION

Financial Statements

Financial information for the Company appears in its Form C as PART V OF THE OFFERING STATEMENT FINANCIAL STATEMENTS & EXHIBITS.

Debt

As of current, Consumer Cooperative Group, Inc., is debt free.

Financial Condition

Consumer Cooperative Group, Inc is a start-up stage company with little to no operating history. Therefore, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. Some of the information contained in this discussion and analysis or set forth elsewhere in this Offering Statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: "believe", "expect", "estimate", "anticipate", "intend", "project" and similar expressions, or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Offering Statement. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Even if we are able to raise enough money through this offering to commence operations, we cannot guarantee that once operations commence, we will stay in business after doing so. If we are unable to successfully attract customers, we may quickly use up the proceeds from this offering.

USE OF PROCEEDS

There is no assurance that the net proceeds from this offering will be sufficient to continue development of our business indefinitely; therefore, we may need to raise additional financing, which may not be available when needed or may not be available on terms acceptable to us, if at all. Additional financing may result in dilution to existing stockholders. Failure to secure needed additional financing, if needed, may have a material adverse effect on our business, financial condition, and results of operations.

Consumer Cooperative Group,Inc.	Maximum Raised	% used
Research & Development	$25,000	0.5%
Marketing	$40,000	0.8%
Working Capital	$95,000	1.9%
Company Employment	$120,000	2.4%
Rialto BD Platform Fees	$150,000	3.0%
Operations	$205,000	4.1%
Multifamily Real Estate Acquisitions	$4,275,000	85.5%

PERKS

Time-Based:
Friends and Family Early Birds
Invest $500 within the 92 hours and receive 30% bonus shares.
Super Early Bird Bonus

Invest $500 within the first week and receive 25% bonus shares.
Early Bird Bonus
Invest $500 within the first two weeks and receive 20% bonus shares.

Amount-Based:
Cooperative Bronze Ambassador
Invest $750+ and receive 5% Bonus Shares. 5 years cooperative membership, Cooperative Member T-Shirt
Cooperative Silver Ambassador
Invest $1000+ and receive 10% Bonus Shares. 10 years cooperative membership, Cooperative Member T-Shirt
Cooperative Gold Ambassador
Invest $2500+ and receive 15% Bonus Shares. 15 years cooperative membership, Cooperative Member T-Shirt
Cooperative Platinum Ambassador
Invest $5000+ and receive 20% Bonus Shares. 20 years cooperative membership, Cooperative Member T-Shirt
Cooperative Diamond Ambassador
Invest $10,000+ and receive 50% Bonus Shares. Lifetime cooperative membership, Cooperative Member T-Shirt, 1:1 hr. call with founders.
Audience-Based:
Invest 500+ and receive 30% bonus shares.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its sole executive officer and director.

Compliance Failure

The Company has not previously failed to comply with the reporting requirements of Section 202 of Regulation CF.

Annual Report

The Company will make annual reports available in the investor portal section on its website at https://www.ccg.coop/. The annual reports will be available within 120 days of the end of the Company's most recent calendar year.

Additional Material Information

The Company represents that there is not any material information necessary in order to make the statements made in this Offering Statement, considering the circumstances under which they were made, not misleading.

MANAGEMENT

Current Officers and Directors

Mr. Tanen Andrews is the current Officer, Director and is the controlling shareholder of the company.

Mrs. Tomica Hogg-Andrews is a current Officer and Director and is a controlling shareholder of the company.

Related Person Transactions

From time to time, we may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated based on voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company and its Managers may have other business interests and may engage in other activities in addition to those relating to the Company. The Manager has a duty to disclose conflicts of interest that may exist between the interests of the Manager and its Affiliates and the interests of the Company.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tanen Andrews, as Officer, Director and certifies the financial information disclosed and included in its Form C is complete and accurate.

By: /s/ Tanen Andrews

_____
Tanen Andrews Founder/CEO

PART III OF OFFERING STATEMENT

BUSINESS PLAN

CONFIDENTIAL

The Power of COOPONOMICS

Business plan

Prepared October 14, 2022

Contact Information

Tanen Andrews
tandrews@ccg.coop
214-517-8320
www.ccg.coop
5900 Balcones St Ste 100
Austin, TX 78731, United States

Table of Contents

<center>**Executive Summary**</center>

Consumer Cooperative Group Inc. is a new-age real estate investment cooperative that will give power back to the common investor. Current statistics show about 90% of the population are non-accredited investors, that were excluded from making early equity investments into privately held start-ups. This percentage includes, an incredibly large demographic, that is made up of low-to-middle class Black American families with young and teenage children, who do not have an affordable and/or consistent method to create generational wealth through real estate ownership, in order to pass down to future generations and are all but forgotten by most investment institutions. We aim to empower these investors by giving them a suitable, affordable, and non-traditional investment option.

The company will do this by offering Equity: Class A Common Stock in exchange for a minimum investment of $500, which will allow the company to invest into turn-key real estate projects as a group. Cooperative membership will be offered separately and requires dues to be paid at a fixed rate of ($120/yr. or $12 monthly) to help build and support a social financial infrastructure and profit-sharing, that will benefit the financial well-being of every member and their families.

Over the next 5 years, the company intends to acquire more than $100 million in turn-key real estate assets across the United States. These properties will be fully rented, providing a 6% minimum market capitalization rate per year. The company will sell equity: up to 50 million Class A Common Stock following the minimum investment requirement, while simultaneously building the cooperative membership base and collecting monthly/yearly membership dues:

Investor Base & Investment Minimum

- Year 1: 1,000 Investors / $500 minimum investment
- Year 2: 10,000 Investors / $500 minimum investment
- Year 3: 100,000 Investors / $500 minimum investment
- Year 4: 160,013 Investors / $500 minimum investment
- Year 5: 176,014 Investors / $500 minimum investment

Membership Base & Dues

- Year 1: 1,000 membership dues / $120 annual dues
- Year 2: 10,000 membership dues / $120 annual dues
- Year 3: 100,000 membership dues / $120 annual dues
- Year 4: 160,013 membership dues / $120 annual dues
- Year 5: 176,014 membership dues / $120 annual dues

During the 5-year period outlined in the business plan, the company will use the method of a Direct Public Offering through the Regulation A+ exemption qualification. All shares issued, will be free trading and will allow the company to apply for listing on the NYSE American or NASDAQ. This not only allows investors to have a clear exit strategy, but it also provides drastically increased liquidity.

Opportunity

Problem
The general population of investors have been forced to conceive the traditional ways of investing in real estate. Investment opportunities have been lost because of outdated legislative rules that have been traditionally reserved for wealthy investors. Legislation has changed the rules, to now include a new niche

market of investors, who need a way to compete in order to level the playing field by investing in early stage and innovative new companies.

Solution

By eliminating unnecessary red-tape, high entry investment level requirements and completely eliminating the need of getting bank financing, will equally allow this new niche market of investors to become members and early shareholders. These new investors will have the ability to invest their financial capital as a group, rather than individually, to access affordable real estate investment opportunities, that they normally would not have been qualified to participate in.

Intellectual Property

We currently have multiple intellectual products and services in the process of being protected. R.E.I.C™ (pronounced rec) is a real estate investment cooperative. R.E.I.C™ is the intellectual property, financial technology (FinTech) and entity designation (self-classification) type of Consumer Cooperative Group, Inc. (CC Group) and it can be compared to a real estate investment trust (REIT) without the required classification and the restrictions imposed by the Internal Revenue Service (IRS) for this designation. The difference lies between the classification of being a trust or cooperative. R.E.I.C™ will be a new to the market, innovative financial investment vehicle, that invests the financial resources, of a networked community of neglected and underserved investors for the sole purpose of purchasing cash-flowing, debt-free real estate assets on a national level, in exchange for ownership (equity).

R.E.I.P.P™ (pronounced rep) is a real estate investment pooling portal management software system that is currently being developed that will allow for the management of investors, raise capital and the secure management of the company's investment portfolio online. CC Group is prepping beyond the capital raise limitations that is placed on funding portals under Regulation CF, by creating a fully customizable investor platform to raise higher monetary amounts under Regulation A+ and beyond.

Market

Non-accredited investors, which make up about 90% of the population, were excluded from making equity investments into privately held start-up companies. These neglected investors are made up of mainly Black(misnomer) Americans of low to middle class families with young and teenage children who do not have an affordable and/or consistent avenue to create generational wealth through the acquisition of cash-flowing real estate to pass down to future generations. This venture will allow this neglected market of investors the opportunity to invest their capital resources at an affordable rate as a cooperative group to access real estate investment opportunities that they normally would not have been able to qualify to participate in.

Competition

Our advantage in this offering is that non-traditional business in real estate investing, is our business's foundation. We did not have to learn or adjust our business policies to new legislation like some of our competitors, who are racing to catch up to capture this new flood of investors to the market. We are different because we speak the common language of these new niche market investors as well as knowing their specific needs by offering what the competition will not. We are offering growth opportunities through equity, all while providing affordable entry level investment thresholds for every household budget. Real Estate investment pooling within our cooperative model provides indirect real estate ownership benefits to our new investors through equity shareholdings with the main focus on establishing a market for liquidity of their shareholdings, something our competitors are not focusing on.

Why Us?

Our founder has over 25 years of experience in holding, selling, and controlling a variety of real estate investments. Including, the experience of dealing with regulatory red tape, banking loans, predatory lending, and breaches of contracts by the very lending institutions engaged in the current market, our founder brings a unique perspective and insight on how the banking laws were written and how they actually work for a certain class of borrowers. Eliminating the sole dependence of banks, brokers and fund managers are essential in achieving independence from a financial system that preys on its consumer in the retail markets.

The financial power has always been with the people, but it has never been presented in a way that teaches the benefit of harnessing and leveraging this financial power as a group. Lending institutions are powerful entities when the public's perception is conditioned to believe that they are doing something unique in the financial markets but in reality, banks, finance companies and even some government's agencies around the world are the main suppliers of debt financing. What makes this team so special is that finance is an open discussion? Understanding the investment and its benefits is a mandatory educational requirement before proceeding.

Expectations

Forecast

We are confidently projecting that revenue within the next year will be from membership dues and cash-flow from our real estate acquisitions and other real estate products such tax deeds investments. We have projected our membership enrollment into 3 milestone phases within the next 3 years at 1,000, 10,000 and 100,000 at a rate $120.00 per year, per member. We anticipate our first real estate acquisition will be up to $5 million, with annual gross cash-flows exceeding over $2 million. All acquisitions are projected to be debt free and fully funded by our membership base who will be making capital investments in exchange for equity shares. In the alternative the company will be preparing regulatory filings (Regulation A+) with the Securities Exchange Commission (SEC) to gain access to the capital markets through a direct public offering (DPO) anywhere from the OTC markets, NASDAQ or the NYSE American as an exit strategy for early investors and as a means to acquire additional real estate investment assets through the leveraging of the company's stock.

Financing Needed

The business has been financed by the Founder over the last 4 years in excess of 200k invested and in combination of raising capital through the Regulation CF with the intention of upgrading to a Regulation A+ to raise up to $75 million per year for real estate acquisitions, short-term real estate asset based loans, family, friends, business colleagues, short-term assumable loans through Fannie Mae and accredited investors through our newly developed Real Estate Investment Pooling Portal (R.E.I.P.P™).

Exit strategy

Our strategy within the next 3 years is to purchase up to $100MM+ in cash-flowing multi-family real estate complexes across the United States, while preparing the utilization of The Jobs Act of 2016 Title

2's Access to capital for job creators, Title 3's Crowdfunding and Title: 4's Regulation A+ pipeline to raise capital for its Real Estate Investment Cooperative (R.E.I.C™) in order to qualify and to be listed and traded on the OTC Markets, NASDAQ or the New York Stock Exchange (NYSE) American via a Direct Public Listing. By appealing to a neglected and underserved market of non-accredited investors and other interested accredited investors looking for a streamline and a new innovative real estate investment vehicle concept. CC Group is trying to create a permanent solution and by setting the path to become a publicly trading company and having access to the public markets and immediate liquidity for its members/shareholders it will help prepare and strengthen every individual and business with a potential financial tool of cooperative purchasing power (CPP) to fight and combat the financial wealth gap of all types in their respective individual communities.

Below is an overview of the company as of writing this business plan.

Ownership & Structure

Consumer Cooperative Group, Inc., is registered as a cooperative corporation. It has one founder, Tanen Andrews and is a member and majority shareholder of all outstanding shares. There are other members/shareholders currently supporting the company and there will be a continuous opportunity for additional members/shareholders to invest in its future growth.

Company history

In 2012 the Jobs Act was implemented, and this signaled the beginning of a potential change for small businesses and their ability to access capital. Though this change did not take place officially until 2016, the cooperative did not form officially until 2017 anticipating that changes would be made along the way. The cooperative was created as a new and clean entity for the purposes of developing an affordable real estate investment pooling portal, web, and mobile application for the new niche market of investors, that will create a streamline and affordable way to access real estate investments into cash-flowing apartment complexes and other real estate investments in exchange for equity shares. From 2017 to 2019 the cooperatives has had no business operations other than to maintain its existence, to prepare it for it future operations and its direct path to the Wall Street capital markets by utilizing Title 2: Access to capital for Job Creators, Title 3: Crowdfunding and Title: 4 Regulation A+ pipeline of the Jobs Act of 2016.

About the Founder

Tanen Andrews, is the Founder & CEO of this company and the visionary of this business venture that he developed over 20 years earlier. He first started his real estate investment business in 1995, along with his Transportation and Logistics business in his early 20's. New legislation is now allowing him to do what he was unable to do 25 years ago in real estate and that is being able to bring the financial power of the community to the forefront by establishing a cooperative method to be used, to buy back our communities, build infrastructure that will create community based businesses, utility services, a financial network that will allow his fellow community members to circulate it's financial capital amongst itself and solidify a right of an equity stake for the people in every community without and or limited governmental involvement.

Tanen's formal education includes a Bachelor of Science in Game Art & Computer Animation, Master of Art in Entrepreneurship: Small Business. He has spent decades investing in and renovating single family homes that benefited the subsidized housing market in Southwest Dallas, educating the community about how to properly set up and structure a business entity and instilling the importance of the financial power of pooling resources for financial independence.

Opportunity

Problem & Solution

Problem Worth Solving

Outdated legislation created a wealth gap between various communities. In doing so, it classified individuals into categories, such as accredited and non-accredited investors. These classifications established financial opportunities for the accredited investors which make up approximately 2% of the market and denied it to non-accredited investors who make up the other 98%. This is a problem because financial wealth was being created over the last several decades into the early investment opportunities in start-ups and innovative companies, we all know today. Even though there was a risk involved, there were high profit possibilities to be gained from the success of these companies early on.

These massive fortunes were expanded when these companies were underwritten by investment banks and listed on stock exchanges, we know today, respectfully as the OTC Markets, NASDAQ, and the New York Stock Exchange (NYSE). These retail markets are specifically marketed to the 98%, as investment opportunities. This is not the case because the true meaning of a non-accredited investor is a retail investor. Retail investors are on the back end of the investment because they are paying an inflated price for the stock, while creating high returns for the accredited investors who were afforded early access to the investment at a much lower investment cost. So, looking at this from a commonsense perspective, non-accredited investors (retail investors) were good enough to invest at an inflated rate but not at an early discounted rate. The intent to financially oppress is obvious.

Additional problems such as financial disabilities, which were created specifically in the real estate markets, dependencies on banks and other financial institutions to fund purchases and the creation of debt that attached to these real estate assets, which left these assets vulnerable to repossession and foreclosures. Remember, these are the same financial institutions whether directly or indirectly that have been underwriting start-ups and innovative companies in various industries. This is the financial discrepancy, because it is not about the equality of investing it is the ability to access equity to balance out the wealth gap that has been accumulated and leveraged over the last several decades by these individuals and institutions.

Legislation has changed the rules and even though there are some limitations for this new niche market of non-accredited investors to access early investments, the opportunity for early access is now available, with the ability to create potential generational wealth in the acquisition of cash-flowing real estate by controlling their investment dollars. Let's address some of these newly created problems with this new legislation as it relates to funding portals. I am going to arbitrarily state that this problem lies with about 99% of the registered funding portals under the regulation of the SEC and FINRA, with the 1% who actually understand what legislation intended to create, which I equate to deregulating the monopoly on who gets to access the capital markets as a business and who gets to invest early in these emerging growth businesses.

Majority of the funding portals operate on traditional investing values. Similar to Venture Capitalists who typically invest a total of $20-$30 Billion a year with about only 1-4% of the new companies ever receiving VC funding. This is a problem not only for the new issuer businesses but also for the new niche market of investors who now have an opportunity to invest on the ground floor.

Majority of the funding portals follow this traditional Venture Capital approach, but they utilize the term vetting. They understand that venture capital deals have long been preserved, for extremely wealthy individuals or institutional investors. Their vetting policies and practices are arbitrary, and this allows them to act as financial gatekeepers to dictate and control the narrative of what business opportunities this new niche market of investors is able to see. This can be easily verified on their websites, as they state that less than 1% of issuers who apply to be listed on their portal get accepted. Legislation was created for the businesses and this new market of investors to come together on these funding platforms and not to be filtered out by the owners of these funding portals because they do not think the business opportunity is not viable enough for their traditional investment values. It is not up to the funding portals, it is the new investors option and choice and their right to choose, is being suppressed. Additional vetting by these funding portals is arbitrary and unnecessary red tape that does not additionally mitigate the financial risk in any way. The Securities and Exchange Commission (SEC) rules dictate over the funding portal rules and are the only minimal and sufficient rules that should matter. These practices go unchecked and the investors are unknowingly being manipulated to invest in a limited pool of investments that are manufactured by these regulated funding portals.

Our solution

Consumer Cooperative Group, Inc., was formed as a cooperative to provide an array of affordable real estate services to include but not limited to developing an affordable real estate investment pooling platform (R.E.I.P.P™) for the web and mobile applications for all investor types. This will allow for the pooling of financial investment capital in order to acquire large multi-family complexes as well as other real estate as a single cooperative group.

By eliminating unnecessary red-tape, high entry investment level requirements and completely eliminating the need of getting bank financing will equally allow everyone to become members and early shareholders. These new investors will have an opportunity to build an equity position by investing at an affordable price into real estate projects
.
A Peer2Peer (P2P) network is similar to the group concept, but the cooperative will consolidate the P2P network internally as a separate and independent element, while the cooperative represents the financial buying power of the internal P2P (members/shareholders) network, it will operate as a single accredited cooperative investor entity.

By attempting to create, remove the funding portal barriers and establish a market for this niche and under-served market, Consumer Cooperative Group will be the financial vehicle (Real Estate Investment Cooperative, R.E.I.C™) that will help facilitate and apply the financial investment capital of this neglected and underserved market of investors, so they can and through this cooperative take advantage of investments in cash-flowing real estate acquisitions and other real estate financial opportunities collectively, independently, equitably and doing it 1 property, 1 street, 1 block, 1 community and 1 city at a time until reaching the Wall Street trading platform.
The objective is to market to all investor types, eliminate the red-tape and at the same time, make it accessible and affordable to a specific member base, made up of non-accredited and accredited investor types and this will enable the cooperative to leverage the membership base by investing the affordable investment amounts in this offering from each member to acquire cash-flowing apartment buildings, single family residences and other real estate investments and services in exchange for equity in Consumer Cooperative Group, Inc.

Target Market

The Consumer Cooperative Group's customer base for this cooperative model is the underserved investors which include middle-class workers and low-income workers. The early adopters of this will be families with young kids, teenage kids, young adults, and college students which will allow them to get an early start in financial planning at an affordable option. This profile meets the description of small communities around the world and is nowhere near exhausted. Business opportunities are usually unreachable for the majority of our communities mainly for the lack of funds or even legislative restrictions such as it being mandatory to be a qualified investor. The rules have changed, and access is now available, and this access has opened up a new market for what the society defines as least savvy investors. The cooperative business will seek out these individuals and through careful training and education will be able get these individuals up to speed on the basics of investing.

This method will allow the cooperative business to target each demographic and one by one start the process of leveling the playing field on the financial markets. The distribution method via the cooperative's web and mobile application will serve as a valuable resource for financial education and other tools to maintain market acceptance. While the Company believes it can further develop the existing customer base and develop a new customer base through the marketing and promotion of its web application, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive e-commerce website offer advantages over competitive companies and products, the Company's products and e-commerce website may not attain a degree of market acceptance on a sustained basis or generate revenues sufficient for sustained profitable operations.

Competition

Current alternatives

The Company's cooperative model faces many competitors such as RealtyShares.com. This website in particular is the base model of all the other competitors with the minimum investment being different across each site. RealtyShares.com is made up of a Senior leadership team, an Advisory Board, Board Members, and Investors. The firm is supported by a world-class of investors which fall under the classification of accredited investors. They are addressing some of the social, cultural, legal, political, economic, and technological needs based on the current legislative changes with the Securities and Exchange Commission. As for the ability to impact laws or legislation I did not find anything to support other than providing a platform to solicit investment funds for real estate acquisitions.

There is no competitive advantage because even though their market is addressing both accredited and non-accredited investors their minimum investment is $5k which will not appeal or is reachable for some non-accredited investors. They possess the buying power by leveraging the amount investors who are looking to participate along with the high dollar amount minimum and this gives them an edge in the market in regard to the investment goal of the project. Their set-up is based on diversification, cash-flow and transparency and states that owning real estate will and has outperformed the stock market 2:1 since 2000. To date they have funded over 550 projects, returned over $59.7 million of principal back to investors and currently have over 92,000 investors registered and of the registered investors there is no distinction between the accredited and non-accredited classification of its investors. Overall, they offer the investor the ability to optimize their portfolio with diversified real estate offerings by choosing the asset type, offering type, geographical location, and targeted returns goals.

While there does exist some current competition, Management believes that the Company's services are demographically well positioned, top quality and unique in nature while offering greater value. The expertise of management combined with the innovative nature of its marketing approach, set the Company apart from its competitors.

However, there is the possibility that new competitors could seize upon the Company's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than the Company, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of the Company's intended market.

Our advantages

The traditional process of rules is designed to eliminate a certain class of individuals, investor types from participating in the real estate investment market. By failing to follow the traditional process, customers are then declined access to capital and then this classification is documented via a credit profile for everyone to see.

Our cooperative corporation does not operate traditionally. It seeks to protect its integrity of the entity and the members/shareholders that support and benefit from its services. This includes financial education and the importance of best practices that include but are not limited personally guaranteeing long-term debt outside of the cooperative network. The cooperative follows this same premise with any investment in real estate when pooling the financial capital invested by its members/shareholders, all cash-flowing property is acquired debt-free. This method prevents third- party financial institutions from soliciting unnecessary financial asset information that can be utilized to pierce the corporate veil. This non-traditional method of financial investing replaces the debt instrument method, financial institutions rely on, and in turn transfers the equity position to the members/shareholders, instead of having its financial promissory note unknowingly monetized by the bank.

SWOT Analysis

CC Group's niche market are the non-accredited investors who want to invest but have no financial vehicle in the public market to do so, now, while separating the terms between cooperative and crowd-sourcing this will distinguish the overall difference in this Real Estate Investment Platform Service. Investment of our capital is already a practice we as people do anyway. Corporations advertise to tens of millions every day to buy their products and services and they cannot survive unless these millions of people buy. If we stop buying products from corporations for a short period of time and not play into their marketing hype about their products, we will put these businesses into a financial tailspin. This is the financial power of this neglected niche market of non-accredited investors that CC Group has at its disposal and by refocusing this financial buying power from this niche market as a cooperative group of members/shareholders, we will control our own company, product, profit and potentially shift the financial paradigm on an international level as a P2P network of diverse investor types using their financial investment power as a single cooperative entity through this new financial technology (FinTech).

Investment opportunities in real estate are often lost by everyday regular people because of time constraints, lack of money, lack of understanding of lending terms and disclosure requirements, and are usually taken advantage of by predatory lending, high net worth individuals or financial entities who are qualified as accredited investors. Low net-worth individuals, classified as non-accredited investors, need a way to compete when looking at long-term investing in the real estate market. A cooperative used as a real estate investment entity can level the playing field, by allowing individuals classified as non-accredited investors the ability to invest their financial resources as a group to access real estate and other investment opportunities that they normally would not qualify to participate in on an individual level.

Strengths

- Investment does not require the need to qualify for a bank loan

- Real Estate ownership through shares of stock and co-op membership

- Investment is low and affordable

- Invest opportunity is available to all investor types

- Elimination of a Middleman

- Institutional & Accredited Investor status as a cooperative group.

- Debt free asset acquisitions through the investment process

- Innovative financial technology (FinTech) that competes with traditional financial methods

- One main advantage before deciding is the review of the strengths in starting a real estate investment cooperative. Everyone is not privy to being able to make large purchases such as real estate, so going through a process of applying for a loan from a bank can be an unnerving experience to some.

- Eliminating this element from the equation relieves potential investors of the anxiety of having to be approved or vetted in order to participate in an investment opportunity. While ownership through shares of stock may sound intimidating, it serves as an entry level opportunity for investors who may lack financial savvy but affords them an opportunity to invest at the business's inception and benefit from its potential growth.

- The overall perception of banks is not fully understood, and this is where the fear and the lack of understanding of what the banks are doing comes into play. There is fear of banks and the unnecessary red tape of having to disclose additional personal assets as a potential security for a loan. Lacking some of these elements can prevent the approval of a real estate loan or an opportunity for the bank to practice predatory lending and shaking down the homeowner/investors when the loan goes into default even when the bank knew the applicant could not afford the loan in the first place. "Predatory lending is any lending practice that imposes unfair or abusive loan terms on a borrower. It is also, any practice that convinces a borrower to accept unfair terms through deceptive, coercive, exploitative, or unscrupulous actions for a loan that a borrower doesn't need, doesn't want or can't afford."

- All too often when an opportunity arises, there lies a financial investment and the majority of time that monetary value is not affordable, but this business opportunity will lower that threshold and open up the door to financial resources and different investor types and eliminate the bank, brokers, and fund managers as the middlemen in all financial transactions.

Weaknesses

- Investor/membership participation base needs to be high to compete effectively

- Long-term investment is required

- Disadvantage of not having all savvy investors

- Lack of understanding of what cooperatives are and their value

- Potential turnover of membership base due to failure to maintain monthly or annual dues.

- Without a substantial member base, the financial rewards of the business may never be realized and to be effective while keeping investments low, a large base of members must be established and maintained over the course of the business's existence. We in society have been unknowingly conditioned through the years into believing of making quick money and getting rich quick, which results in being exposed to scam artists preying on everyone's gullibility of being financially secure.

- This business model is based on a long-term investment and might not be attractive to an individual looking to make a quick return and that is ok. In addition to this it embodies the element of less savvy investors, who may lack the training, knowledge or understanding to make a sound and reasonable investment in a long-term venture. Investors of all types must consider, only to invest what is considered a surplus of capital that can be tied in an investment for a long period of time.

- Traditionally, corporate models have been centered around corporations, limited liability companies (LLC's) and partnerships. It seems they have suppressed the embodiment of the cooperative model, which there is very little legislative data that fully details its core infrastructure. The lack of understanding of this can play a devastating factor when potential investors seek to obtain information about this structured business model. The end result may cause a high turnover rate of membership and the loss of annual dues, that will directly affect the purchasing power of the cooperative as a whole.

Opportunities

- Real estate ownership at fraction of the cost through equity stock.

- A niche and unfulfilled markets will be addressed

- An equity position will be created for these current and new investors

- Educational training will be provided to new investors to help guide them through the investment process

- The potential to become publicly listed and traded on an Exchange through a direct listing

- No Underwriting, means no fees and no newly shares created

- Direct listing prevents dilution of stock and no lock up agreements

- Direct listing provides immediate liquidation for members/shareholders who can sell their shares directly to the public

- Direct listings feature, less trading volatility than traditional Initial Public Offerings

- A great opportunity for potential investors is that they can invest in real estate at fractional cost without all the headaches of trying to obtain a loan and then worrying about having to pay it back on a monthly schedule. It will be quite the opposite in this case, where an investment is made on the agreed terms and the investors just sits back and waits for its return. Where there lies a boundary between accredited and non-accredited investors regarding the financial capabilities is the classification and whether or not they will be eligible to participate in the investment.

- Until recent legislation, non-accredited investors have the ability now to participate in all investments, if they meet the minimum requirement regarding the percentage of their annual income they will be allowed to invest. This created a potential new niche market and a new group of investors who have been blocked from investment participation in the past. We believe this new opportunity creates the possibility of the new investors of being able to create generational wealth and through educational training to supplement their investment, this will guide them to accomplish their overall investment goals.

- Furthermore, by exposing the benefits of stock ownership, members/investors have an opportunity to further benefit when CC Group, Inc. attempts to become a public traded company, which provides a market for the shares and the ability for the members/investors to leverage these shares (not sell them) to potentially build their wealth through additional personal and business investments of course this not a guarantee.

Threats

- Market volatility that will affect competitiveness and stability

- Global competition from non-cooperatives

- Other offers of short-term and high return investments from competitors

- Old and new investor types remaining in their comfort zone and sticking to standard industry business practices

- New Investor lack of patience and a get rich quick mentality

- No investments are ever guaranteed to be successful because whatever the strengths and opportunities of the business idea, there will always lie some weaknesses and potential threats that will be working against its success in the market.

- Then we have preexisting established markets from businesses who are non-cooperatives who maybe providing similar services to a certain class of investors but can lure the potential new market of non-accredited investors by lowering some of their investing parameters providing a little more security but with the same historical and traditional results that originally excluded them in the beginning.

- The business has the inability to service the needs of short-term and high return investments in contrast to the competition thereby curtailing the businesses' ability to attract new or retain investors.

- We live in a society where patience is nonexistent when it comes to long-term financial investments. This lack of patience is an immediate threat to CC Group, Inc.'s overall growth to obtain the required purchasing power, when investing in cash-flowing real estate. Only time and patience will help accomplish this, in the long-term.

Execution Plan

Marketing & Sales Strategy

Marketing Plan

Approach, Strategy & Pricing Structure

The approach will focus on the misrepresentation of the dependence on debt, as a means of generating wealth over the equity component. There is a myth behind debt and the fact that it can represent two different perspectives and we believe our communities and the new niche market of individual investors who are their true representatives have been misguided. On one side, the true power of debt from a creditor's perspective, has primary position and equity holders are placed into a subordinate position until that debt is paid in full. The second side is from the perspective of the equity holders, where there is no debt threatening their equity and they maintain primary position and can leverage that equity and control the debt outside their initial investment.

The strategy is educating and being able to place our members/shareholders in an equitable position at all times while maximizing their access to cash-flow through dividends and liquidity of their shares of stock. To achieve this, we have to appeal to other like-minded individuals, with similar goals, to build a network of communities through the use of alternative financing methods, in order to provide financial support for products and services, that can be used and consumed within their individual communities, collectively as a single governing body and or group.

Traditionally, corporate models have been centered around corporations, Limited Liability Companies (LLC's) and partnerships when it came to purchasing real estate as an investment. The embodiment of the cooperative model has been suppressed and is almost unknown to the general public as a business entity. A hybrid approach of combining the cooperative and a corporation allows for the merging of the benefits of the above-mentioned business entities.

Cooperative Corporation:

- It has Articles of Incorporation, but its entity type is a cooperative that places ownership and/or control of the cooperative in the hands of the employees or patrons (members/shareholders).

- The cooperative is intended to be community based, giving those whom the entity serves or employs a direct say in the operation of the entity.

- For profit cooperatives can elect to distribute profits to their patrons as a special "patronage dividend" in order not to be taxed on the federal level so long as the distributions follow statutory rules.

Ownership of Assets/Distribution of Profits:

- The cooperative owns the assets of the business which includes the real estate acquisitions by any method and the members/shareholders do not have a direct financial interest in them.

- Since, this cooperative is a for profit, members/shareholders own the business in the form of equity through their shares of stock they hold, and this is their direct financial interest.

Traditional Real Estate Investing Option

A new niche market of investors needs this non-traditional approach to an outdated traditional system of real estate investing. The current special purpose vehicle used for real estate investing, as classified by the Internal Revenue Service (IRS) is a Real Estate Investment Trust (REIT). This vehicle is heavily regulated and involves regulatory red-tape to obtain and maintain this classification. Another one of the drawbacks is growth because they are required to payout 90% of their profits in dividends, which only leaves 10% for reinvestments. This could force management to go for higher leverage in order to expand real estate holdings, which will reduce earnings.

Product & Service

Self-Classified Investment Vehicle & Entity Type

Our new and innovative approach is a Real Estate Investment Cooperative (R.E.I.C™) which operates as a cooperative instead of a trust and there is no regulatory red-tape involved for this classification with the IRS. Now, addressing the hybrid approach, our business is made up of members and shareholders. Cooperative membership is separate and distinct from the benefits of a shareholder and will be outlined on the company's website, during the member's registration and payment of monthly or annual membership dues. The power in this, is that this new niche market of investors can be either one or both and receive a single benefit regarding their choice or a combination of both.

Our potential members/shareholders need a turn-key solution to real estate investing, and we are taking out all the obstacles that prevent everyday people from investing, in order to afford them the opportunity to access financial solutions that they have been denied access too. (R.E.I.C™) solves these issues because it eliminates the need of dealing with a bank, finance company or other types of investors, there is no need to stress over an approval process, no credit checks (or trying to maintain a credit score), no regulatory or governmental red-tape and especially, no over collateralization of assets with the fear of attaching liability to them. Additionally, when using our innovative financial vehicle our members/shareholders will receive equity shares of stock and hold a primary equitable position within the business and they are not subjected or subordinate to any long-term debt because the company only carries short-term debt (12 months or less).

Proprietary Network & Pooling Platform for Real Estate Investments

While the need for investing in real estate is crucial in establishing generational wealth, a platform to access these cash-flowing assets would need to be established. So we are developing a Real Estate Investment Pooling Portal (R.E.I.P.P™), so our members/shareholders will have access to view potential properties that are being considered for purchase, the ability to invest, and a place where they can then pool their financial capital with other members/investors to acquire debt-free and cash-flowing apartment complexes and other real estate assets, in exchange for equity shares in the company.

Cooperative Business & Member Apparel Merchandise

Cooperative apparel will be made available for our business executives, member/investor base and any members of the public who want to help and support the financial building of our COOPONOMICS™ concept. Revenue generated from the sales of our merchandise will be used for administrative purposes and towards our goals of creating and establishing our own community cooperative based financial ecosystems.

Debt-Free Assets: Avoiding the Liability

- Member/Shareholders of the cooperative corporation enjoy limited liability for debts and obligations of the business, including the unlawful acts of other shareholders and employees. Liability is limited to only the amounts invested in the cooperative corporation.

- Cooperatives are subject to the legal doctrine known as "piercing the corporate veil" which can result in shareholders losing their limited liability protection.

- Avoiding this pitfall requires not personally guaranteeing business loans under any circumstance. It can potentially cause the shareholder to lose its limited liability protection.

- Traditional lending methods encourage the personal guaranteeing any type of loan in order expose access to personal assets not associated with the loan with the attempt to attach such liability   to   those   assets. Sales Plan

Promotion

New legislation has provided us a means to engage with a funding portal that is registered with the Securities & Exchange Commission (SEC) and that is a member of Financial Industry Regulatory Authority (FINRA). We will be selling our company's securities under a SEC exemption to the public through general solicitation, as well as selling COOPONOMICS™ and CC GROUP™ company themed apparel in order to raise capital for the preparation of a public listing on either the OTC Markets or the NASDAQ or NYSE through regulatory filings and real estate investment acquisitions.

Social Media is our go to tool, as well as webinars and various YouTube videos that will consolidate many of the topics within this business plan into concentrated stand-alone educational content about the power of COOPONOMICS™. Additional social media outlets playing a supporting role that will drive economic value, will be Instagram, IGTV, Facebook, Twitter, LinkedIn as well as our Spreaker podcast and our forever developing website. Our main focus is on the production of high quality educational content that we can delivery through these social media channels and something that has never been introduced to the public in a way that our company will present it.

People & Process

Our niche market of new investors is in a unique position to benefit from recent legislation changes, that will allow them to have access to potentially innovative start-up companies with an opportunity to benefit financially from their success. The challenge is targeting these new investors and separating ourselves and our opportunity versus the other competition looking to access their capital investment for their business venture. Our unique approach is the knowing the needs and wants of these new investors. So, we will show what has been and not been, offered for several decades now. Our Founder/CEO Tanen Andrews will play a key role in the assembling and delivery of the key financial educational content through webinars and other social media outlets. As for the marketing strategy a team of marketing professionals will be enlisted to assist in the drafting of company press releases, along with heavy marketing campaigns of the company's Founder financial educational content, that will expose the problems and seek the solutions in the financial wealth gap, that has plagued society for generations.

Operations

Real Estate Investment Cooperative (R.E.I.C™) FinTech'

R.E.I.C™ (pronounced rec) is a real estate investment cooperative. R.E.I.C™ is the intellectual property, financial technology (FinTech) and entity designation (self-classification) type of Consumer Cooperative Group, Inc. (CC Group) and it can be compared to a real estate investment trust (REIT) without the classification and the restrictions imposed by the Internal Revenue Service (IRS) for this designation. The difference lies between, the classification of being a trust or cooperative. R.E.I.C™ will be a new to the market, innovative financial investment vehicle, that invests the financial resources, of a networked community of neglected and underserved investors for the sole purpose of purchasing cash-flowing, debt-free real estate assets on a national and international level, in exchange for ownership (equity). Since, R.E.I.C™ is made up of members/shareholders in various communities it will serve as the public entity, representing the common goals of its members/shareholders who wish to equitably & financially compete and potentially become listed and traded on the New York Stock Exchange (NYSE) American via a direct listing to realize immediate liquidity, leverage for their investments and/or the ability to capitalize and build up their individual communities, to either control or prevent gentrification all together.

Real Estate Investment Portal (R.E.I.P.P™) FinTech

R.E.I.P.P™ (pronounced rep) is a real estate investment portal management software system that is currently being developed that will allow for the management of investors, raise capital and the secure management of the company's investment portfolio online. CC Group is prepping beyond the capital raise limitations that is placed on funding portals under Regulation CF, by creating a fully customizable investor platform to raise higher monetary amounts under Regulation A and beyond. Now, some of the features include investor relations with statements and document management. The management of investor relationships, through investor dashboards, to expedite and streamline capital equity raises with CRM and online deal rooms. Investor updates and automated waterfall distribution calculations and it is completely SEC compliant as it will allow the company to build and document preexisting relationships with all investors including the tools that will determine investor's accreditation status before accessing investment materials and much more. The service will allow members to have access to potential cash-flowing real estate asset investments carefully chosen by the officers and or directors of the cooperative at an affordable investment and a hassle-free experience. This provides an opportunity for the members to review the cooperative's SWOT analysis (strengths, weaknesses, opportunities, and threats), the investment amount to participate, educational material, cooperative milestones & activities and any other parameters required to make the investment a reality.

Milestones & Metrics

Below is the company's projected milestones and metrics.

Milestones Table

Milestone	Due Date
Total Capital Raised $5MM	July 15, 2023
Apartment Complexes Acquired	August 01, 2023
SEC Qualifies our REG A Filing	September 15, 2023
Submit either for OTC Listing or an Exchange Application	September 17, 2023
Reg A offering LIVE and capital limit raised to max $75MM	October 15, 2023
Raised $40MM for Real Estate Acquisitions	December 15, 2023
Company direct listed on OTC Market or other Exchange	December 15, 2023

Key metrics

Our main focus is first preparing the company for regulatory compliance, which entails raising capital for a Regulation A filing, its legal preparation fees and completing a financial audit. To prepare for this, we will use the Regulation CF exemption as a steppingstone to raise capital for our venture. The basic metrics involve is capital to pay for everyday operations that requires us to retain business partners that will be able to complete various tasks needed to build up the core infrastructure of the business. These various tasks include but are not limited to preparing a campaign on a funding portal, in order to raise capital, marketing to a new niche market of investors, the production of educational videos to this new niche market, build up a base of members/shareholders for the company, drafting a Regulation A on form

1-A to be filed with the SEC for qualification, prepare a list of suitable cash-flowing real estate properties for acquisitions, developing the company's website and pooling portal, the preparation of a OTC and or a Securities Exchange application for the registration of our securities to be listed or quoted for trading and other regulatory requirements needed such as DTC eligibility, a registered agent, FAST registration and any other requirements that will provide immediate liquidity for member/shareholders.

Market Research & Industry Analysis

Below is the company's market research and industry analysis. We have highlighted the following industries as pertinent to this business plan:
- Property Management in the US
- Commercial Leasing in the US
- Apartment Rentals in the US

Property Management in the US

Operators in the Property Management industry manage residential and nonresidential real estate for property owners.

% = 2016–21 Annual Growth

-2.4%	**3.5%**
Corporate profit	Office rental vacancy
3.4%	**-0.2%**
Homeownership rate	Rental vacancy rates

The industry is structurally resistant to economic downturns, primarily as a result of countercyclical demand trends. When the national economy struggles, the homeownership rate tends to decline as consumers and lenders remain cautious, creating demand for rental markets, and therefore, property management. During periods of economic prosperity, the residential market segment tends to weaken as homeownership becomes a more attainable goal and the need for management services slows. During economic upswings, however, the expansion of commercial properties becomes more important to the industry. Despite these typical trends, the reverse occurred in 2020 and 2021 amid the COVID-19 (coronavirus) pandemic.

Over the five years to 2021, the residential construction and housing markets have strengthened, primarily as a result of a relatively low existing housing stock, low interest rates and high housing prices. Despite the economic downturn in 2020 amid the pandemic and a resilient housing market, rental vacancy rates are expected to decline in 2020, primarily as a result of regulations against evictions and federal stimulus due to the pandemic. While industry revenue is expected to still decline due to a decline in business activity and rise in office rental vacancy, the effects of the pandemic will likely be felt in 2021 more than 2020. As a result, industry revenue is expected to increase at an annualized rate of 1.7% to $96.0 billion over the five years to 2021, including a decline of 2.8% in 2021 alone. Over the five years to 2021, industry profit, measured as earnings before interest and taxes, is expected to decline, accounting for 9.6% of industry revenue, down from 11.0% in 2016.

Over the five years to 2026, the value of residential construction is expected to grow at a relatively slower pace. Unfortunately for industry operators, the US homeownership rate is projected to continue increasing over the next five years as well, reducing the need for residential property management services. Regardless, office vacancy rates are expected to decline slightly over the next five years. As a result of these trends, industry revenue is expected to increase only at an annualized rate of 1.1% to $101.3 billion over the five years to 2026.

This industry can be summarized by the following key trends:

- The industry has experienced strong demand from consumers seeking to rent

- Demand for office space has steadily risen over the past five years

- Property managers require few purchases and pay out most of their revenue in wage costs

- Property managers have experienced an uptick in demand

- Industry participants are projected to benefit from a rise in outsourcing activity

- Increased competition from real estate brokerages will pressure profit

- The residential construction and housing markets have strengthened, primarily as a result of a relatively low existing housing stock

Key External Drivers

Corporate profit

As corporate profit falls, businesses tighten spending habits, discouraging businesses from expanding or causing them to close branches. This trend, in turn, reduces demand for the leasing of commercial space, a key market for the Property Management industry. Corporate profit is expected to increase in 2021, representing a potential opportunity for the industry.

Rental vacancy rates

When the residential vacancy rate is high, industry demand falls, and vice versa. Since home prices and consumer income levels influence residential rental vacancy rates, consumers tend to rent rather than buy homes when consumers have less disposable income or when the price of homeownership is high. Rental vacancy rates are expected to increase in 2021, posing a potential threat to the industry.

Homeownership rate

The homeownership rate is the ratio of owner-occupied dwellings to total occupied dwellings in the United States. As the homeownership rate rises, demand for industry services generally declines, since the majority of industry revenue is associated with residential rental property management services. The homeownership rate is expected to decrease in 2021.

Office rental vacancy

A high office rental vacancy rate indicates a large amount of unused commercial space and low industry demand. The rate is heavily influenced by general economic conditions, which can facilitate or hamper the growth of new businesses and the expansion of existing ones. The industry derives substantial revenue from managing corporate campuses and business spaces. The office rental vacancy rate is expected to increase in 2021.

Current Performance

The Property Management industry offers third-party or outsourced services to handle upkeep, maintenance and tenant relations for property owners or landlords. Demand for these services relies on how multifamily residential space, such as apartment buildings; commercial space, such as office buildings; and industrial space are occupied by tenants, which is influenced by the attainability and attractiveness of homeownership and general economic activity. The industry is typically resistant to economic slowdowns since it offers businesses a way to cut costs by reducing internal employment to focus more on core company operations. Over the five years to 2021, the US economy has strengthened, aside from a steep decline in 2020 due to the COVID-19 (coronavirus) pandemic.

As per capita disposable income increased at an annualized rate of 2.2% over the five years to 2021, consumers have relatively felt more confident in their financial situations to spend freely, with consumer spending increasing during the period as a result. Additionally, interest rates remaining lower than their historical norm has enabled consumers and businesses to secure accommodative borrowing agreements. Typically, such trends result in an increase in the homeownership rate, which hinders industry revenue expansion. However, rental vacancy rates have only increased at an annualized rate of 0.3% over the five years to 2021, signaling a stable level of demand for industry services. Conversely, the value of private nonresidential construction has fallen at an annualized rate of 2.0% over the five years to 2021, including a steep decline of 10.7% in 2020 and a further 3.1% fall in 2021 amid the economic downturn. Office rental vacancy is expected to rise at an annualized rate of 4.8% over the five years to 2021, including an increase of 16.5% in 2020 and 7.9% in 2021. As companies hesitate on renewing long-term leases amid the pandemic, industry operators are expected to lose potential revenue. Nonetheless, industry revenue is expected to rise at an annualized rate of 1.7% to $96.0 billion over the five years to 2021, including a decline of 2.8% in 2021 alone.

RESIDENTIAL RENTAL DEMAND

The industry has experienced strong demand from consumers seeking to rent, while still some purchase houses.

Many consumers have chosen to rent homes over the five years to 2021, which has resulted in slow growth in rental vacancies during the current period. Furthermore, the aggregate level of household debt has remained relatively low. These factors have coalesced to form a favorable renting market for industry operators.

Per capita disposable income has increased at an annualized rate of 2.2% over the five years to 2021. While interest rates have remained lower than their historical norm, many consumers have begun to feel more confident in their financial futures, leading home construction to increase. Housing starts are expected to increase over the five years to 2021, as a result of a relatively low housing stock. However, the homeownership rate has risen from 63.4% in 2016 to 66.7% in 2021. Additionally, rental vacancy rates have only increased at an annualized rate of 0.3% over the five years to 2021. While an increase in housing starts and homeownership rates are negatively correlated with industry revenue, slow growth in rental vacancy rates signals stabilization in demand for industry services, regardless of demand for residential construction activity.

NONRESIDENTIAL MARKETS

Corporate profit has decreased at an annualized rate of 2.4% over the five years to 2021.

Demand for office space has steadily risen for most of the current period, more so than the supply of office space. Additionally, uncertain corporate profit levels ensure that businesses have chosen to rent instead of purchasing their own office space, benefiting industry operators. However, this drastically changed in 2020 and 2021 amid the pandemic, as the office rental vacancy rate increased 16.5% and 7.9% during these years, respectively. As remote work became the new normal for most companies that could adapt during the pandemic, demand for office space declined. Furthermore, corporate profit declined significantly in 2020 by 15.7%, with companies hesitant to renew lease agreements amid social distancing protocols and a rise in remote work. As a result of these trends, demand from nonresidential markets has fallen at the tail-end of the current period.

INDUSTRY EXPANSION

Property managers require few purchases and pay out most of their revenue in wage costs.
Industry employees add substantial value, providing services based on their knowledge of local real estate trends, tenancy and building code laws. Nonetheless, overall economic conditions have caused industry profit, measured as earnings before interest and taxes, to decrease over the five years to 2021, accounting for 9.6% of industry revenue, down from 11.0% in 2016. Still, more operators have entered the industry. The number of industry enterprises has increased at an annualized rate of 4.0% to 288,583 companies over the five years to 2021. Most of the new companies in the industry are small, non-employing agencies that generate a low level of revenue. Therefore, industry employment has risen at an annualized rate of 1.8% to 842,406 workers over the five years to 2021.

Apartment Rentals in the US

Operators in the Apartment Rental industry have performed strongly over most of the five years to 2020; however, industry performance has decelerated in more recent years.
% = 2015–20 Annual Growth

3.0%	**-1.3%**
National unemployment rate	Yield on 10-year Treasury note
3.1%	**-0.4%**
Homeownership rate	Rental vacancy rates
0.9%	
Urban population	

Since the subprime mortgage crisis, the industry has undergone structural change. Leading up to the crisis, most investment in real estate was carried out by institutional investors (those that own 10 properties or more); whereas today, most properties for rent are single investor owned and nonowner occupied. Historic lows in homeownership, decreasing rental vacancy rates and surging demand for rental units have enabled landlords to increase rents, aiding revenue and profit growth. Therefore, IBISWorld estimates industry revenue to climb an annualized 2.5% to $180.1 billion over the five years to 2020, which includes a projected 0.8% decline in 2020 as rent growth has stalled amid the COVID-19 (coronavirus) pandemic.
The industry is currently exhibiting a supply crunch of middle- and low-market rental units, whereby numerous consumers are being priced out of potential units. Currently, the industry is also being affected by the global coronavirus outbreak. Overall, as unemployment claims surge and more Americans are laid off, rental affordability is likely to decline and potentially push up the incidence of evictions due to lack of payment. As a result, the industry could exhibit a strong deceleration in 2020. Overall, things will become clearer as the forbearance period expires.

Over the five years to 2025, industry revenue is forecast to reverse its trend, falling an annualized 3.1% to $153.7 billion. This anticipated decline is likely a consequence of an oversupply of luxury units, which is expected to increase vacancy rates and diminish landlords' comparative pricing power so long as they remain vacant. Furthermore, the industry is expected to contend with a showdown once the forbearance period is up and out-of-work tenants will need to pay back-rent or face eviction. As the number of vacant units on the market rises, rent growth is expected to weaken, with some metro areas reporting rent declines of 10.0% to 20.0% in the first two quarters of 2020, according to Reuters. Since then, vacancy and rent growth have rebounded but remain stagnant for the year. Rent growth has been decelerating, potentially exacerbated in the early outlook period by the pandemic.

This industry can be summarized by the following key trends:

- The industry is expected to suffer a wave of evictions as unemployment remains high. This, however, can benefit CCG dramatically. Landlords that otherwise wouldn't be motivated to sell may take lower offers to solidify and safeguard profits.

- More consumers are opting to rent apartments over purchasing homes.

- Both millennials and baby boomers are driving demand for apartment rentals.

- Increases in rental vacancy will diminish landlords' effective pricing power.

- Expanding young adult and baby-boomer groups are forecast to drive demand.

- Since the subprime mortgage crisis, the industry has undergone structural change.

Key External Drivers

Rental vacancy rates
The rental vacancy rate can be used as a metric for supply and demand of residential real estate available for rent. As vacancy declines, supply of rental units becomes tight, permitting landlords to charge higher rents, increasing sector revenue. The rental vacancy rate is expected to fall in 2020.

National unemployment rate
The national unemployment rate is a benchmark for determining the overall health of the US economy and has had mixed effects on industry demand. As the unemployment rate falls, individuals tend to have more money to spend on living expenses and afford higher rent prices. At the same time, with more money to spend, individuals may choose to purchase a home rather than rent, which can adversely affect industry demand. The national unemployment rate is expected to rise drastically in 2020 as a result of the coronavirus, posing a potential threat to the industry.

Homeownership rate
The homeownership rate in the United States is a strong indicator of industry demand. An increase in homeownership typically decreases demand for rental property. Conversely, when the homeownership rate declines, industry operators typically benefit. The homeownership rate is expected to rise in 2020.

Yield on 10-year Treasury note
The industry relies on the capital markets to finance construction and property and business acquisitions. Higher interest rates increase capital costs for industry operators, which hurts profitability. However, higher rates also tend to decrease homeownership, while lower rates make buying property more affordable. As a result, higher rates are often associated with increased rental demand, as rental units become more cost-effective compared with purchasing property. The yield on the 10-year Treasury note is expected to fall in 2020.

Urban population
Urban population measures the percentage of the total US population living in urban areas. Due to a lack of space and higher real estate prices, homeownership rates are much lower in urban areas than in suburbs. As a result, people in these areas typically live in apartments. Therefore, as the urban population grows, so does demand for apartments. In 2020, the urban population is expected to rise, presenting the industry with a potential opportunity.

Current Performance

Over the five years to 2020, operators in the Apartment Rental industry have experienced strong growth. Industry performance has softened somewhat in more recent years, however, with declines in vacancy rates decelerating in 2019 and a stasis occurring in 2020 as a result of the coronavirus pandemic. During the first half of the year rents declined as vacancy rose, but in more recent months, rents reversed course slightly as vacancy declined, ultimately preventing greater declines in industry revenue in 2020 alone.

Slowed declines in rental vacancy have contributed to a small softening in industry profit, measured as earnings before interest and taxes, falling marginally from 33.6% in 2015 to 33.1% in 2020. The industry is mostly composed of small companies, many of which are individuals that rent out spare rooms in houses, secondary residences or homes converted into apartment units. However, the industry has exhibited a changing structure. Though large institutional investors have spearheaded growth by purchasing formerly distressed properties and converting them into rental units, smaller investors are now fulfilling the remainder of rental unit demand.

According to a 2016 study published by ATTOM Data Solutions and Clear Capital (latest data available), 79.0% of landlords now own only one to two properties. Also, according to the study, the share of nonowner-occupied properties rose from 32.0% in 2015 to 35.0% in 2016, a 21-year high. Additionally, the share of Federal Housing Administration (FHA) first-time home buyers declined from 22.3% in 2015 to 21.7% in 2016. As a result of this structural change in supply provision, the number of industry operators has risen an annualized 3.8% to reach 602,294 enterprises. Because most operators are considered owner-operators, the number of industry employees has similarly expanded, with total industry employees rising an annualized 3.5% to 922,667 workers.

This change in the composition and provision of supply can then be attributed to the declining share of distressed properties for institutional investors to buy, the declining portion of FHA buyers and the growing portion of nonowner-occupied properties. Therefore, the nonowner-occupant segment has driven current industry growth. IBISWorld expects industry revenue to increase at an annualized rate of 2.5% to $180.1 billion over the five years to 2020, falling 0.8% in 2020 alone as vacancy and rents remain volatile.

CHANGES AFOOT

According to a 2020 PricewaterhouseCoopers (PWC) survey of the real estate sector, 2020 is considered a turning point for the real estate sector overall and the Apartment Rental industry specifically.

Overall, the general consensus is that there is a market correction looming. As the Federal Reserve has continued to raise interest rates (up until 2020), the easy money that was available early during the period is evaporating and industry operators are changing their behavior, switching from an expansion-oriented mindset to that of hedging and caution. Furthermore, according to the Federal Reserve Bank of St. Louis, many homes in the nation have recovered more than 100.0% of their prerecession values, which indicates that the housing sector, and by extension the Apartment Rental industry, are running too hot and at an unsustainable clip, especially during a period of high unemployment and low rent affordability.

According to the PWC survey, the key for the continued success of this industry is rooted in transformation. This specifically refers to a transformation in how industry operators leverage technology, in generational preferences and in geography and property type preferences. Ultimately, most industry experts believe that 2020 will be the year where the industry comes off a peak. This is not to say the industry is poised for a significant downturn in the future, rather simply a correction and an adjustment of supply and demand, which is necessary to bring rents back in line with consumer affordability. Above all, industry operators will need to adapt to these shifting circumstances to remain competitive. However, the looming correction may be stronger than expected from 2020 to 2021 as a result of the coronavirus outbreak. Overall, as the forbearance period expires on December 31, 2020, out-of-work renters will be forced to pay back-rent or risk eviction, which will cause occupancy to plummet, increasing the number of available units and greatly restraining landlord pricing power, which will cause rents and industry revenue to decline. Ultimately, much will depend on the policy response in regard to evictions and forbearance. Furthermore, if mass evictions occur in the owner-occupied segment, the industry is expected to be hit doubly as unit supply skyrockets with so many vacancies, which will further restrain landlord pricing power and industry revenue.

It should be further noted that the current recession is fundamentally different from the subprime mortgage crisis. In 2008, homeowners were being evicted due to nonpayment of mortgages and bank repossession. This trend actually aided the industry due to the fact that demand for rental housing spiked. This time, it is renters who will contend with the brunt of evictions due to surging unemployment and rising back-rent payments. Now, if the government does not pass some form of relief or aid, they will have nothing to fall back on. Overall, unless renters can recoup lost wages and pay their back-rents, this industry is expected to suffer a wave of evictions, setting itself up for a difficult period by which supply and demand for rental housing must realign, causing decline in industry revenue due to the fact that fundamental wage growth can no longer support rising rents and that incomes are currently suppressed amid such strong increases in unemployment in 2020 alone. Overall, much of the industry's future performance will depend on how the nation handles the expiration of the Coronavirus Aid, Relief & Economic Security Act provisions, which will occur on December 31, 2020.

DEMOGRAPHICS OF DEMAND

Overall, more consumers today are opting to rent apartments rather than purchase homes or property.
This is evidenced by the near-historic low in the homeownership rate. The population of individuals aged 25 to 35 is increasing, including the millennial generation. These demographics are considered prime candidates for renting. The millennial demographic is newer to the workforce so overall those individuals have not had appropriate time to accumulate the necessary wealth to purchase a home. Moreover, among this group, there is an increasing prevalence of singles stalling family formation to develop their careers. Without children or spouses, these individuals require less space and are much more likely to rent. This increased demand has benefited industry revenue growth. Additionally, according to new research from PWC, as the oldest millennials move into the 35-plus age demographic, there has been a push for new apartment and condominium complexes in suburban areas and in 18-hour cities, which provide a small-town feel for apartment communities in areas that are surrounded by services such as fast-casual restaurants, fitness centers and entertainment facilities.

Additionally, the aging population of baby boomers is also driving demand for rental units. This demographic has the necessary wealth to purchase property but is increasingly opting to rent apartments to accommodate their changing lifestyles. Specifically, they are renting for similar reasons to the millennial demographic; many no longer need the large space requirements necessary to raise a family. These empty nesters are also seeking to relocate to housing units that require less upkeep and maintenance, preferring communities that offer these services as a part of their rent. Moreover, baby boomers are seeking apartment complexes that offer goods and services either on-site or within walking distance. Overall, changing preferences within the millennial and baby-boomer demographics are driving demand for rental space.

SLOWDOWN AHEAD

According to the national index published by Apartment List, apartment rent prices are up 1.4% from 2018; however, rent growth has decelerated in the fourth quarter of 2019, with some metro areas reporting declines in rent between 10.0% and 20.0% in 2020, according to Reuters.

Rents have buoyed back somewhat in the latter half of 2020, netting out to a marginal effect. In fact, this slowdown in rent appreciation has been exhibited nationally, including in 66 of the nation's 100 largest cities. This slowdown in rental price growth is indicative of the oversupply of luxury units on the market and the current trend for people to move out of crowded cities. Despite increasing in 2017 (the only year of growth), rental vacancy rates are estimated to decline an annualized 1.1% from 2015 to 2020.

Prior to the pandemic, the current market was running hot due to rent's outpacing wage growth in a majority of metro areas across the nation. Now with the coronavirus outbreak roiling labor markets and causing declines in per capita disposable income, the difficulties the industry contends with due to market distortion have been laid bare. Without the necessary income to afford rent and months of back-rent and a widening affordability gap, renters may be evicted following the forbearance.

Commercial Leasing in the US

Operators in the Commercial Leasing industry serve as lessors of buildings for nonresidential purposes.

% = 2015–20 Annual Growth

3.0%	**0.2%**
National unemployment rate	Number of businesses
-3.0%	**0.0%**
Corporate profit	Prime rate
11.8%	**1.7%**
Investor uncertainty	Office rental vacancy

Industry participants include owner-lessors of nonresidential buildings, establishments that rent real estate and then act as lessors in subleasing it, and establishments that provide full-service office space. Over the five years to 2020, increased per capita disposable income encouraged more businesses to enter the market. Moreover, incumbent businesses are inclined to increase their production and inventory levels to tap into the growing consumer demand, thus demanding more space. However, declining corporate profit has partially dampened demand for commercial leasing, as a result of lower confidence in their ability to service long-term contracts with clients.

For most of the current period, industry operators benefited from the growth in the number of businesses, which increased demand for commercial spaces. However, the Commercial Leasing industry is expected to take a hard hit by the COVID-19 (coronavirus) outbreak in 2020. In response to the rapid spread of the virus, the government has ordered nonessential businesses, which include a large number of industry operators' tenants, to close. Consequently, headwinds in the retail sector are expected to present a challenge to industry operators in 2020. Overall, industry revenue is expected to decline at an annualized rate of 6.3% to $148.9 billion over the five years to 2020, including an anticipated 32.8% decrease in 2020 alone. This is expected to result from the rent relief or rent reduction that lessors offered to their tenants during the crisis period. Consequently, industry profit, measured as earnings before interest and taxes, is expected to account for 47.9% of industry revenue in 2020, representing a decline from 51.8% in 2015.

Over the five years to 2025, industry revenue is expected to recover, growing at an annualized rate of 6.8% to $206.7 billion. As growth in the number of businesses is expected to continue and the unemployment rate is expected to decline over the next five years, demand for industry services is expected to rebound as companies have higher incentives to lease more space to accommodate new workers and more inventories. Additionally, falling investor uncertainty is expected to bolster higher office rental occupancy, thus representing an opportunity for industry operators, particularly for the industry's smallest players.

This industry can be summarized by the following key trends:

- Occupancy rates have mainly improved in the office and retail segments, boosting demand for industry services

- Office vacancy rates are inversely correlated with a range of macroeconomic variables

- Commercial lessors have consolidated operations to raise capital more efficiently

- The value of private nonresidential construction is expected to recover

- The industry is expected to be more conservative in terms of managing debt and leveraging assets

- Distressed assets, bankruptcies and overbuilding enabled operators to acquire assets

- Demand for industry services is expected to rebound as companies have higher incentives to lease more space

Key External Drivers

National unemployment rate
The unemployment rate is a major factor in determining the health of the US economy. During times of strong economic growth, companies expand and demand for commercial space increases. Conversely, a high unemployment rate is generally indicative of a weak corporate market, decreasing demand for commercial space. The national unemployment rate is expected to increase in 2020.

Number of businesses
The Commercial Leasing industry includes office, industrial and retail space. Demand for commercial real estate services is largely determined by the health of the business sector. As the number of businesses increases, so will demand for commercial, retail and industrial space. The number of businesses is expected to decline in 2020, posing a potential threat to the industry.

Investor uncertainty
During economic downturns, uncertainty will increase as investors become more risk-averse. Therefore, funding from investors decreases as they seek safer financial instruments, which reduces access to capital for companies. With less funding from investors, companies reduce the scope of operations or delay any expansion plans, which include leasing more commercial real estate space. Investor uncertainty is expected to increase in 2020.

Prime rate
The prime rate refers to the interest rate charged by banks to their most creditworthy corporate customers. The rate has become an index used to determine interest rates for other loans, including personal and business loans. As the prime rate decreases, both small and large businesses are able to take out larger loans to fund expansions. The prime rate is expected to decrease in 2020, representing a potential opportunity for the industry.

Corporate profit

Business confidence, reflected by the level of corporate profit in the United States, affects businesses' demand for rental space. Rental space contracts for office and other commercial purposes generally span several years. When corporate profit increases, businesses are more confident in their ability to service long-term contracts and are thus more likely to demand additional commercial real estate. Corporate profit is expected to decrease in 2020.

Office rental vacancy

The office rental vacancy rate measures the amount of available office unites that are no occupied in a given year. As the Commercial Leasing industry derives revenue from those that rent the units from operators, the lower the office rental vacancy rate, the better it is for operators. The office rental vacancy rate is expected to rise in 2020.

Management & Organizational Plan

The business will be fully managed and maintained by the founder, Mr. Tanen Andrews. The company will at times call upon various contractors or consultants for marketing, accounting, maintenance, repair, consulting, legal matters, and any other professional tasks. Under his direction, the company has planned the following organization plan:

A good team that truly adds value is not just a group of high performing individuals but a balanced team with complementary skill sets and a culture that allows them to work together to make the most effective decisions for our organization. While the leadership from the top is crucial, the participation of every team member is also essential for effectiveness. We are confident that the team we will attract will continue to execute in a timely manner the business plan presented.

Staffing Plan

Number of Employees per Position	Year 1	Year 2	Year 3	Year 4	Year 5
Founder	1	3	3	3	3
Accounting	0	2	2	3	3
Legal	0	1	1	2	2
Total Employees	**1**	**6**	**6**	**8**	**8**

Staff Wages

Employees	Yearly	Monthly	Bi Weekly	Weekly
Founder	$40,000.00	$3,333.33	$1,538.46	$769.23
Sr Accountant	$75,000.00	$6,250.00	$2,884.62	$1,442.31
Legal	$100,000.00	$8,333.33	$3,846.15	$1,923.08

Human Resources Expenditures

Employees	Year 1	Year 2	Year 3	Year 4	Year 5
Founder	$40,000.00	$120,000.00	$120,000.00	$120,000.00	$120,000.00
Accounting	$0.00	$150,000.00	$150,000.00	$225,000.00	$225,000.00
Legal	$0.00	$100,000.00	$100,000.00	$200,000.00	$200,000.00
TOTALS	**$40,000.00**	**$370,000.00**	**$370,000.00**	**$545,000.00**	**$545,000.00**

Financial Projections

The Company will have expenses as it moves to scale operations. It's important that the company estimate these expenses accurately and then plan on obtaining sufficient capital. Even with the best of research, however, expanding the business has a way of costing more or less than anticipated. The company has made allowances for surprise expenses, called contingencies to account for the unforeseeable. After careful research and talking to others who have started similar businesses to get a good idea of how much to allow for contingencies, and careful market research, the Company projects distribution of capitalization in the amount recorded below to operate and sustain the business for the first years of operations and beyond.

Use of Proceeds

The company will invest the capital for startup operations in the following manner:

The above represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, and the rate of growth of our business. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this business plan prospectus.

Financial Projections

The following is the company's financial revenue and expense projections. Together they constitute a reasonable estimate of our company's financial future. More importantly, the projections through the financial plan will improve our insight into the inner financial workings of our company.

Financial Projections

Month	Total Membership Units Sold	Min. Amount Invested Per Investor	Yearly Dues	Total Revenue	Total Amount Invested
Year 1					
Month 1	83	$4,900.00	120	$2,091.67	$418,333.33
Month 2	83	$4,900.00	120	$4,183.33	$836,666.67
Month 3	83	$4,900.00	120	$6,275.00	$1,255,000.00
Month 4	83	$4,900.00	120	$8,366.67	$1,673,333.33
Month 5	83	$4,900.00	120	$10,458.33	$2,091,666.67
Month 6	83	$4,900.00	120	$12,550.00	$2,510,000.00
Month 7	83	$4,900.00	120	$14,641.67	$2,928,333.33
Month 8	83	$4,900.00	120	$16,733.33	$3,346,666.67
Month 9	83	$4,900.00	120	$18,825.00	$3,765,000.00
Month 10	83	$4,900.00	120	$20,916.67	$4,183,333.33
Month 11	83	$4,900.00	120	$23,008.33	$4,601,666.67
Month 12	83	$4,900.00	120	$25,100.00	$5,020,000.00
Year 2					

Month 13	834	$1,400.00	120	$31,438.40	$6,287,680.00
Month 14	834	$1,400.00	120	$69,215.20	$7,555,360.00
Month 15	834	$1,400.00	120	$113,330.40	$8,823,040.00
Month 16	834	$1,400.00	120	$163,784.00	$10,090,720.00
Month 17	834	$1,400.00	120	$220,576.00	$11,358,400.00
Month 18	834	$1,400.00	120	$283,706.40	$12,626,080.00
Month 19	834	$1,400.00	120	$353,175.20	$13,893,760.00
Month 20	834	$1,400.00	120	$428,982.40	$15,161,440.00
Month 21	834	$1,400.00	120	$511,128.00	$16,429,120.00
Month 22	834	$1,400.00	120	$599,612.00	$17,696,800.00
Month 23	834	$1,400.00	120	$694,434.40	$18,964,480.00
Month 24	834	$1,400.00	120	$795,595.20	$20,232,160.00
Year 3					
Month 25	8334	$130.00	120	$111,578.30	$22,315,660.00
Month 26	8334	$130.00	120	$233,574.10	$24,399,160.00
Month 27	8334	$130.00	120	$365,987.40	$26,482,660.00
Month 28	8334	$130.00	120	$508,818.20	$28,566,160.00
Month 29	8334	$130.00	120	$662,066.50	$30,649,660.00
Month 30	8334	$130.00	120	$825,732.30	$32,733,160.00
Month 31	8334	$130.00	120	$999,815.60	$34,816,660.00
Month 32	8334	$130.00	120	$1,184,316.40	$36,900,160.00
Month 33	8334	$130.00	120	$1,379,234.70	$38,983,660.00
Month 34	8334	$130.00	120	$1,584,570.50	$41,067,160.00
Month 35	8334	$130.00	120	$1,800,323.80	$43,150,660.00
Month 36	8334	$130.00	120	$2,026,494.60	$45,234,160.00
Year 4					
Month 37	13,334	$100.00	120	$240,838.64	$48,167,728.00
Month 38	13,334	$100.00	120	$496,345.12	$51,101,296.00
Month 39	13,334	$100.00	120	$766,519.44	$54,034,864.00
Month 40	13,334	$100.00	120	$1,051,361.60	$56,968,432.00
Month 41	13,334	$100.00	120	$1,350,871.60	$59,902,000.00
Month 42	13,334	$100.00	120	$1,665,049.44	$62,835,568.00
Month 43	13,334	$100.00	120	$1,993,895.12	$65,769,136.00
Month 44	13,334	$100.00	120	$2,337,408.64	$68,702,704.00
Month 45	13,334	$100.00	120	$2,695,590.00	$71,636,272.00
Month 46	13,334	$100.00	120	$3,068,439.20	$74,569,840.00
Month 47	13,334	$100.00	120	$3,455,956.24	$77,503,408.00
Month 48	13,334	$100.00	120	$3,858,141.12	$80,436,976.00
Year 5					
Month 49	14,668	$100.00	120	$418,319.50	$83,663,900.80
Month 50	14,668	$100.00	120	$852,773.63	$86,890,825.60

Month 51	14,668	$100.00	120	$1,303,362.38	$90,117,750.40
Month 52	14,668	$100.00	120	$1,770,085.76	$93,344,675.20
Month 53	14,668	$100.00	120	$2,252,943.76	$96,571,600.00
Month 54	14,668	$100.00	120	$2,751,936.38	$99,798,524.80
Month 55	14,668	$100.00	120	$3,267,063.63	$103,025,449.60
Month 56	14,668	$100.00	120	$3,798,325.50	$106,252,374.40
Month 57	14,668	$100.00	120	$4,345,722.00	$109,479,299.20
Month 58	14,668	$100.00	120	$4,909,253.12	$112,706,224.00
Month 59	14,668	$100.00	120	$5,488,918.86	$115,933,148.80
Month 60	14,668	$100.00	120	$6,084,719.23	$119,160,073.60

Pro Forma

Category	Year 1	Year 2	Year 3	Year 4	Year 5
Labor Expenses	$40,000.00	$370,000.00	$370,000.00	$545,000.00	$545,000.00
Legal / Closing Costs	$4,078.78	$106,624.47	$292,062.84	$574,510.43	$931,085.62
Payment Processing Fees	$4,078.78	$106,624.47	$292,062.84	$574,510.43	$931,085.62
Regulatory Expenses	$1,631.51	$42,649.79	$116,825.13	$229,804.17	$372,434.25
Maintenance, Repairs & Renovations	$40,787.75	$1,066,244.65	$2,920,628.35	$5,745,104.29	$9,310,856.19
Marketing	$12,236.33	$319,873.40	$876,188.51	$1,723,531.29	$2,793,256.86
Insurance ($1K / month / $1M in coverage)	$13,000.00	$130,000.00	$1,300,000.00	$1,300,000.00	$1,300,000.00
Investor Payouts	$12,236.33	$319,873.40	$876,188.51	$1,723,531.29	$2,793,256.86
TOTAL OPERATING EXPENSES	**$128,049.46**	**$2,461,890.16**	**$7,043,956.16**	**$12,415,991.89**	**$18,976,975.40**
Rental Income	$163,150.00	$4,264,977.60	$11,682,512.40	$22,980,416.16	$37,243,423.78
TOTAL REVENUE	**$163,150.00**	**$4,264,977.60**	**$11,682,512.40**	**$22,980,416.16**	**$37,243,423.78**
TOTAL EBITDA (WITHOUT INITIAL INVESTMENT)	**$35,100.54**	**$1,803,087.44**	**$4,638,556.24**	**$10,564,424.27**	**$18,266,448.38**

Category	Year 1	Year 2	Year 3	Year 4	Year 5
Labor Expenses AS % OF EXPENSES	31.24%	15.03%	5.25%	4.39%	2.87%
Legal / Closing Costs AS % OF EXPENSES	3.19%	4.33%	4.15%	4.63%	4.91%
Payment Processing Fees AS % OF EXPENSES	3.19%	4.33%	4.15%	4.63%	4.91%
Regulatory Expenses AS % OF EXPENSES	1.27%	1.73%	1.66%	1.85%	1.96%
Maintenance, Repairs & Renovations AS % OF EXPENSES	31.85%	43.31%	41.46%	46.27%	49.06%
Marketing AS % OF EXPENSES	9.56%	12.99%	12.44%	13.88%	14.72%
Insurance ($1K / month / $1M in coverage) AS % OF EXPENSES	10.15%	5.28%	18.46%	10.47%	6.85%
Investor Payouts AS % OF EXPENSES	9.56%	12.99%	12.44%	13.88%	14.72%

Category	Year 1	Year 2	Year 3	Year 4	Year 5
Labor Expenses AS % OF REVENUE	24.52%	8.68%	3.17%	2.37%	1.46%
Legal / Closing Costs AS % OF REVENUE	2.50%	2.50%	2.50%	2.50%	2.50%

Payment Processing Fees AS % OF REVENUE	2.50%	2.50%	2.50%	2.50%	2.50%
Regulatory Expenses AS % OF REVENUE	1.00%	1.00%	1.00%	1.00%	1.00%
Maintenance, Repairs & Renovations AS % OF REVENUE	25.00%	25.00%	25.00%	25.00%	25.00%
Marketing AS % OF REVENUE	7.50%	7.50%	7.50%	7.50%	7.50%
Insurance ($1K / month / $1M in coverage) AS % OF REVENUE	7.97%	3.05%	11.13%	5.66%	3.49%
Investor Payouts AS % OF REVENUE	7.50%	7.50%	7.50%	7.50%	7.50%
TOTAL OPERATING EXPENSES AS % OF REVENUE	**78.49%**	**57.72%**	**60.29%**	**54.03%**	**50.95%**
Rental Income AS % OF REVENUE	100.00%	100.00%	100.00%	100.00%	100.00%
NET PROFIT MARGINS (WITHOUT INITIAL INVESTMENT)	**21.51%**	**42.28%**	**39.71%**	**45.97%**	**49.05%**

Conclusion

Consumer Cooperative Group Inc management is confident that the company can achieve its conservative financial projections, generating a gross revenue in excess of $500,000 in year one following the startup of the business. In addition, management has carefully considered its market, potential customer base, and its ability to grow its sales average to capture market share of the total population in our area of business. With our projected numbers, and the total market share and revenue in the industry, we confidently project an over $1 billion (10% cap rate) entity value in year five.

As owners, the Managers' commitment is to take personal accountabilities for all financial debt. The Company has taken the necessary precautions to ensure the business is fully capitalized and has addressed all financial shortfalls to ensure a successful business expansion.

In all the above we intend to communicate our ability to create a valued real estate investment cooperative business that improves our consumers' lives. All the above promotional tools that we have mentioned throughout the plan shall be well integrated and utilized in tandem so as to maximize their effect.
Entrepreneurs tend to paint any business plan with a very optimistic brush, highlighting strengths and camouflaging the risks. The Company Managers, as business owners, have a vested stake and financial commitment in the success of this business. The Company has taken all precautions to validate the Company business and financial models, focusing on realistic projections. If you have any questions, please contact us directly.

PART IV OF OFFERING STATEMENT

SUBSCRIPTION AGREEMENT

CONSUMER COOPERATIVE GROUP INC., A COOPERATIVE
CLASS A COMMON STOCK
REGULATION CF SUBSCRIPTION AGREEMENT

Investing in securities represented by shares of Class A common stock ("**Shares**") of CONSUMER COOPERATIVE GROUP INC., (the "**Company**") involves significant risks. This investment is suitable only for persons who can afford to lose their entire investment and such investment could be illiquid for an indefinite period of time. No public market currently exists for the Shares, and if a public market develops following this offering, it may not continue.

The Shares have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities or blue-sky laws and are being offered and sold in reliance on exemptions from the registration requirements of the Securities Act and state securities or blue-sky laws. Although an offering statement has been filed with the Securities and Exchange Commission (the "**SEC**"), that offering statement does not include the same information that would be included in a registration statement under the Securities Act. The Shares have not been approved or disapproved by the SEC, any state securities commission or other regulatory authority, nor have any of the foregoing authorities passed upon the merits of this offering or the adequacy or accuracy of the offering circular or any other materials or information made available to subscriber in connection with this offering, through the online website platform https://www. investinccg.com, (the "**Platform**" or "**Portal**") or the SEC's EDGAR website at www.sec.gov.

No sale may be made to persons in this offering who are not "accredited investors" if the aggregate purchase price is more than 10% of the greater of such investors' annual income or net worth. The Company is relying on the representations and warranties set forth by each subscriber in this Subscription Agreement and the other information provided by subscriber in connection with this offering to determine compliance with this requirement.

Prospective investors may not treat the contents of the Subscription Agreement, the offering circular or any of the other materials available (collectively, the "**Offering Materials**") or any prior or subsequent communications from the Company or any of its affiliates, officers, employees or agents as investment, legal or tax advice. In making an investment decision, investors must rely on their own examination of the Company and the terms of this offering, including the merits and the risks involved. Each prospective investor should consult the investor's own counsel, accountant and other professional advisor as to investment, legal, tax and other related matters concerning the investor's proposed investment.

The Company reserves the right in its sole discretion and for any reason whatsoever to modify, amend and/or withdraw all or a portion of the offering and/or accept or reject in whole or in part any prospective investment in the Shares or to allot to any prospective investor less than the amount of Shares such investor desires to purchase.

Except as otherwise indicated, the Offering Materials speak as of their date. Neither the delivery nor the purchase of the Shares shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since that date.

This agreement ("**Subscription Agreement**," or "**Agreement**") is made as of the date set forth below by and between the undersigned ("**Subscriber**") and the Company and is intended to set forth certain representations, covenants and agreements between Subscriber and the Company with respect to the offering (the "**Offering**") for sale by the Company of the Shares as described in the Company's Offering Circular dated _____, 2023 (the "**Offering Circular**"), a copy of which has been delivered to Subscriber. The Shares are also referred to herein as the "**Securities**."

SUBSCRIPTION

1. <u>Subscription</u>. Subject to the terms and conditions hereof, Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company the number of Shares set forth on the Subscription Agreement Signature Page, and the Company agrees to sell such Shares to Subscriber at a purchase price of $0.25 per Share for the total amount set forth on the Subscription Agreement Signature Page (the "**Purchase Price**"), subject to the Company's right to sell to Subscriber such lesser number of Shares as the Company may, in its sole discretion, deem necessary or desirable.

2. <u>Delivery of Subscription Amount</u>; <u>Acceptance of Subscription</u>; <u>Delivery of Securities</u>. Subscriber understands and agrees that this Subscription is made subject to the following terms and conditions:

    a. Contemporaneously with the execution and delivery of this Agreement through the Platform, Subscriber shall pay the Purchase Price for the Shares in the form of ACH debit transfer, wire transfer, or credit card. Your subscription is irrevocable. The escrow agent (the "Escrow Agent") appointed by the Company will maintain all such funds for Subscriber's benefit until the earliest to occur of: (i) the Closing (as defined below), (ii) the rejection of such subscription or (iii) the termination of the Offering by the Company in its sole discretion;

    b. Payment of the Purchase Price shall be made by Subscriber via the Portal, and shall be held in escrow by the Escrow Agent until Closing, after which time, the funds tendered by Subscriber will be available to the Company;

    c. This subscription shall be deemed to be accepted only when this Agreement has been signed by an authorized officer or agent of the Company (the "**Closing**"), and **the deposit of the payment of the Purchase Price for clearance will not be deemed an acceptance of this Agreement**;

    d. The Company shall have the right to reject this subscription, in whole or in part;

    e. The payment of the Purchase Price (or, in the case of rejection of a portion of the Subscriber's subscription, the part of the payment relating to such rejected portion) will be returned promptly, without interest or deduction, if Subscriber's subscription is rejected in whole or in part or if the Offering is withdrawn or canceled;

    f. Subscriber shall receive notice and evidence of the digital entry (or other manner of record) of the number of the Shares owned by Subscriber reflected on the books and records of the Company and verified by the company's transfer agent (the "**Transfer Agent**"), which books and records shall bear a notation that the Shares were sold in reliance upon Regulation A;

    g. The Offering is described in the Offering Circular, that is available through the online website platform https://www.investinccg.com, or the SEC's EDGAR website at www.sec.gov. Please read this Agreement, the Offering Circular, and the Certificate of

Incorporation of CONSUMER COOPERATIVE GROUP INC. (the "**Certificate**"). While they are subject to change, as described below, the Company advises you to print and retain a copy of these documents for your records.

REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Closing:

3. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement has been or will be effectively taken prior to the Closing. Upon execution and delivery, this Subscription Agreement will be a valid and binding obligation of Subscriber, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

4. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Agreement. Subscriber is purchasing the Shares for Subscriber's own account. Subscriber has received and reviewed this Agreement, The Offering Circular and the Certificate. Subscriber and/or Subscriber's advisors, who are not affiliated with and not compensated directly or indirectly by the Company or an affiliate thereof, have such knowledge and experience in business and financial matters as will enable them to utilize the information which they have received in connection with the Offering to evaluate the merits and risks of an investment, to make an informed investment decision and to protect Subscriber's own interest in connection with an investment in the Shares.

5. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

6. Accredited Investor Status or Investment Limits. Subscriber represents that either:

   a. Subscriber is an "**accredited investor**" within the meaning of Rule 501 of Regulation D under the Securities Act; or

   b. The Purchase Price set out below, on the signature page of this Agreement, together with any other amounts previously used to purchase Securities in this Offering, does not exceed 10% of the greater of the Subscriber's annual income or net worth. Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

7. <u>Additional Subscriber Information; Payment Information</u>. Subscriber agrees to provide any additional documentation the Company may reasonably request, including documentation as may be required by the Company to form a reasonable basis that the Subscriber qualifies as an "accredited investor" as that term is defined in Rule 501 under Regulation D promulgated under the Act, or otherwise as a "**qualified purchaser**" as that term is defined in Regulation A promulgated under the Act, or as may be required by the securities administrators or regulators of any state, to confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits. Subscriber acknowledges that Subscriber's responses to questions on the Platform are true, complete and accurate in all respects. Payment information provided by Subscriber through the Platform is true, accurate and correct and such payment information shall be deemed to be a part of this Agreement as if and to the same extent that such information was set forth herein.

8. <u>Company Information</u>. Subscriber has read the Offering Circular filed with the SEC, including the section titled "**Risk Factors**." Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber acknowledges that no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

9. <u>Neither the Company nor the Platform is an Investment Advisor</u>. Subscriber understands that neither the Company nor the Platform is registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940.

10. <u>Valuation</u>. Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

11. <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page and provided on the Platform.

12. <u>Power of Attorney</u>. Any power of attorney of the Subscriber granted in favor of the Company has been executed by the Subscriber in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

13. <u>No Brokerage Fees</u>. Other than commissions payable to Rialto Markets, a licensed broker-dealer, as placement agent, there are no claims for brokerage commission, finders' fees or similar compensation in connection with the transactions contemplated by this Subscription Agreement or related documents based on any arrangement or agreement binding upon Subscriber. Subscriber will indemnify and hold the Company harmless against any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any such claim.

14. <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any

invitation to subscribe for the Securities or any use of this Subscription Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Securities, (b) any foreign exchange restrictions applicable to such purchase, (c) any governmental or other consents that may need to be obtained, and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

15. <u>Terms and Conditions of the Platform</u>. Subscriber acknowledges that it has read, understands and agrees to the terms and conditions, privacy policy and disclaimers on the Platform.

16. <u>Transfer Restrictions</u>. Subscriber acknowledges and agrees that the Shares may be subject to restrictions on transfer pursuant to applicable federal and state laws, the Company's Certificate, and this Agreement. The Shares may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the Shares under the Securities Act or an opinion of legal counsel satisfactory to the Company that such registration is not required or unless the Shares are sold pursuant to Rule 144 or Rule 144A of the Securities Act. The Shares shall bear a digital or physical restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such certificates or instruments):

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITES ACT OF 1933 AND THEY ARE SUBJECT TO SIGNIFICANT RESTRICTIONS ON TRANSFER PURSUANT TO APPLICABLE FEDERAL AND STATE LAWS, THE COMPANY'S ARTICLES OF INCORPORATION AND THE SUBSCRIPTION AGREEMENT PURSUANT TO WHICH THESE SECURITIES WERE ORIGINALLY SOLD. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A OF SUCH ACT.

ANY PURPORTED TRANSFER IN VIOLATION OF SUCH PROVISIONS SHALL BE VOID, AB INITIO.

SURVIVAL; INDEMNIFICATION

17. <u>Survival; Indemnification</u>. All representations, warranties and covenants contained in this Agreement and the indemnification contained herein shall survive (a) the acceptance of this Agreement by the Company, (b) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of Subscriber, and (c) the death or disability of Subscriber. Subscriber acknowledges the meaning and legal consequences of the representations, warranties and covenants herein, and that the Company has relied upon such representations, warranties and covenants in determining Subscriber's qualification and suitability to purchase the Securities. Subscriber hereby agrees to indemnify, defend and hold harmless the Company, its officers, directors, employees, agents and controlling persons, from and against any and all losses, claims, damages, liabilities, expenses (including attorneys' fees and disbursements), judgments or amounts paid in settlement of actions arising out of or resulting from the untruth of any representation of Subscriber herein or the breach of any warranty or covenant herein by Subscriber. Notwithstanding the foregoing, however, no representation, warranty, covenant or acknowledgment made herein by Subscriber shall in any manner be deemed to constitute a waiver of any rights granted to it under the Securities Act or state

securities laws.

MISCELLANEOUS PROVISIONS

18. <u>Caption and Headings</u>. The Article and Section headings throughout this Agreement are for convenience of reference only and shall in no way be deemed to define, limit or add to any provision of this Agreement.

19. <u>Notification of Changes</u>. Subscriber agrees and covenants to notify the Company immediately upon the occurrence of any event prior to the consummation of this Offering that would cause any representation, warranty, covenant or other statement contained in this Agreement to be false or incorrect or of any change in any statement made herein occurring prior to the consummation of this Offering.

20. <u>Assignability</u>. This Agreement is not assignable by Subscriber, and may not be modified, waived or terminated except by an instrument in writing signed by the party against whom enforcement of such modification, waiver or termination is sought.

21. <u>Binding Effect</u>. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns, and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon such heirs, executors, administrators, successors, legal representatives and assigns.

22. <u>Obligations Irrevocable</u>. The obligations of Subscriber shall be irrevocable, except with the consent of the Company, until the consummation or termination of the Offering.

23. <u>Entire Agreement; Amendment</u>. This Agreement states the entire agreement and understanding of the parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written. No amendment of the Agreement shall be made without the express written consent of the parties.

24. <u>Severability</u>. The invalidity or unenforceability of any particular provision of this Agreement shall not affect any other provision hereof, which shall be construed in all respects as if such invalid or unenforceable provision were omitted.

25. <u>Notices</u>. All notices and communications to be given or otherwise made to the Subscriber shall be deemed to be sufficient if sent by electronic mail to such address as set forth for the Subscriber at the records of the Company (or that you submitted to us via the Platform). You shall send all notices or other communications required to be given hereunder to the Company via email at _____ (with a copy to be sent concurrently via prepaid certified mail to: CONSUMER COOPERATIVE GROUP INC, 2355 State Street Ste 101 Salem OR 97301. Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section, "**business day**" shall mean any day other than a day on which banking institutions in the State of Delaware are legally closed for business.

26. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

27. <u>Digital Signatures.</u> Digital ("**electronic**") signatures, often referred to as an "**e-signature**", enable paperless contracts and help speed up business transactions. The 2001 E-Sign Act was meant to ease the adoption of electronic signatures. The mechanics of this Subscription Agreement's electronic signature include your signing this Agreement below by typing in your name, with the underlying software recording your IP address, your browser identification, the timestamp, and a securities hash within an SSL encrypted environment. This electronically signed Subscription Agreement will be available to both you and the Company, as well as any associated brokers, so they can store and access it at any time, and it will be stored and accessible on the Platform and hosting provider, including backups. You and the Company each hereby consents and agrees that electronically signing this Agreement constitutes your signature, acceptance and agreement as if actually signed by you in writing. Further, all parties agree that no certification authority or other third-party verification is necessary to validate any electronic signature; and that the lack of such certification or third-party verification will not in any way affect the enforceability of your signature or resulting contract between you and the Company. You understand and agree that your e-signature executed in conjunction with the electronic submission of this Subscription Agreement shall be legally binding and such transaction shall be considered authorized by you. By signing electronically below, you agree your electronic signature is the legal equivalent of your manual signature on this Subscription Agreement and you consent to be legally bound by this Subscription Agreement's terms and conditions. Alternatively, you may opt-out of this provision by printing a copy of this Agreement, signing it manually and returning it to the Company and, if your subscription is accepted, the Company will manually countersign it and return a countersigned copy to you via email.

28. <u>Consent to Electronic Delivery of Tax Documents.</u> Please read this disclosure about how the Company will provide certain documents that it is required by the Internal Revenue Service (the "**IRS**") to send to you ("**Tax Documents**") in connection with your Shares. A Tax Document provides important information you need to complete your tax returns. Tax Documents include Form 1099 and/or Schedule K-1. Occasionally, the Company is required to send you CORRECTED Tax Documents. Additionally, the Company may include inserts with your Tax Documents. The Company is required to send Tax Documents to you in writing, which means in paper form. When you consent to electronic delivery of your Tax Documents, you will be consenting to delivery of Tax Documents, including these corrected Tax Documents and inserts, electronically instead of in paper form. By executing this Agreement on the Platform, you are consenting in the affirmative that the Company may send Tax Documents to you electronically and acknowledging that you are able to access Tax Documents from the site. If you subsequently withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent. You can withdraw your consent before the Tax Document is furnished by mailing a letter including your name, mailing address, effective tax year, and indicating your intent to withdraw consent to the electronic delivery of Tax Documents to: CONSUMER COOPERATIVE GROUP INC, 2355 State Street Ste 101 Salem OR 97301. If you withdraw consent to receive Tax Documents electronically, a paper copy will be provided. You Must Keep Your E-mail Address Current with the Company. You must promptly notify the Company of a change of your email address. If your mailing address, email address, telephone number or other contact information changes, you may also provide updated information by contacting the Company at: CONSUMER COOPERATIVE GROUP INC, 2355 State Street Ste 101 Salem OR 97301 or support@ccg.coop.

29. <u>Electronic Delivery of Information.</u> Subscriber and the Company each hereby agrees that all current and future notices, confirmations and other communications regarding this Agreement and future communications in general between the parties, may be made by email, sent to the

email address of record as set forth in this Agreement or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients spam filters by the recipients email service provider, or due to a recipient's change of address, or due to technology issues by the recipients service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to you, and if you desire physical documents then you agree to be satisfied by directly and personally printing, at your own expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that you desire.

[SIGNATURE PAGE TO FOLLOW]

INVESTOR CERTIFIES THAT HE HAS READ THIS ENTIRE SUBSCRIPTION AGREEMENT AND THAT EVERY STATEMENT MADE BY THE INVESTOR HEREIN IS TRUE AND COMPLETE.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT, IN WHOLE OR IN PART, FOR ANY REASON OR FOR NO REASON, ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE DOLLAR AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

IN WITNESS WHEREOF, this Subscription Agreement is executed as of the _____ day of _____, 2023.

Number of Shares Subscribed For:

Total Purchase Price: $

Signature of Investor:

Name of Investor:

Address of Investor:

Electronic Mail Address:

Investor's SS# or Tax ID#:

ACCEPTED BY: CONSUMER COOPERATIVE GROUP INC

Signature of Authorized Signatory: _____

Name of Authorized Signatory: Tanen Andrews

Date of Acceptance: _____, 2023.

[Signature Page to Subscription Agreement]

CONSUMER COOPERATIVE GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

CONSUMER COOPERATIVE GROUP, INC.

DECEMBER 31, 2021 AND 2020

CONTENTS



Certified Public Accountants and Advisors
A PCAOB Registered Firm
817-721-0341   bartoncpafirm.com   Cypress, Texas

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Shareholders
Consumer Cooperative Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Consumer Cooperative Group, Inc as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity, and cash flows for the three ended December 31, 2021 and 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Consumer Cooperative Group, Inc as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Consumer Cooperative Group, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Consumer Cooperative Group, Inc is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has yet to generate revenue from intended operations, has a net capital deficiency, and therefore a substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters

We have served as Consumer Cooperative Group, Inc's auditor since 2022.

BARTON CPA

Cypress, Texas
July 29, 2022

CONSUMER COOPERATIVE GROUP, INC.
BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,116	$ 4,708
Total current assets	1,116	4,708
Property, plant and equipment, net	2,882	62,011
Total assets	$ 3,998	$ 66,719
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Note payable	$ -	$ 60,000
Total current liabilities	-	60,000
Non-current liabilities		
PPP Loans	-	11,545
Total non-current liabilities	-	11,545
Commitments and contingencies		
Stockholders' equity		
Prefered stock, $.001 par value, 50,000,000 authorized, 24,484,860 issued and outstanding December 31, 2021 and 2020, respectively	24,485	24,485
Common stock, $.001 par value, 1,500,000,000 authorized, 938,994,520 issued and outstanding as of December 31, 2021 and 2020, respectively	938,995	938,995
Additional paid-in capital	173,029	128,963
Subscription receivable	(270)	(270)
Accumulated deficit	(1,132,241)	(1,096,999)
Total stockholders' equity	3,998	(4,826)
Total liabilities and stockholders' equity	$ 3,998	$ 66,719

See accompanying notes to financial statements.

CONSUMER COOPERATIVE GROUP, INC.
STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2021	2020
Revenue	$ -	$ -
Operating cost and expenses		
Advertising and marketing	4,996	2,471
General and administrative	89,400	82,899
Total operating expenses	94,396	85,370
Net loss from operations	(94,396)	(85,370)
Other income (expense)		
Interest expense	-	75
PPP loan forgiveness	52,171	-
EIDL forgiveness	-	10,000
Gain (Loss) on sale of assets	6,983	(29,768)
Total other expense	59,154	(19,693)
Net loss	$ (35,242)	$ (105,063)

See accompanying notes to financial statements.

CONSUMER COOPERATIVE GROUP, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	24,484,860	$ 24,485	938,725,000	$ 938,725	$ 33,119	$ -	$ (991,936)	$ 4,393
Issuance of common stock	-	-	269,520	270		(270)	-	-
Contributions	-	-	-	-	95,844	-	-	95,844
Net loss	-	-	-	-	-	-	(105,063)	(105,063)
Balance at December 31, 2020	24,484,860	$ 24,485	938,994,520	$ 938,995	$ 128,963	$ (270)	$ (1,096,999)	$ (4,826)
Contributions	-	-	-	-	44,066	-	-	44,066
Net loss	-	-	-	-	-	-	(35,242)	(35,242)
Balance at December 31, 2021	24,484,860	$ 24,485	938,994,520	$ 938,995	$ 173,029	$ (270)	$ (1,132,241)	$ 3,998

See accompanying notes to financial statements.

4

CONSUMER COOPERATIVE GROUP, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2021	**2020**
Cash flows from operating activities		
Net loss	$ (35,242)	$ (105,063)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	(871)	1,586
Loss on sale of property		29,768
Forgiveness of EIDL loans	(51,899)	(10,000)
Net cash used in operating activities	(88,012)	(83,709)
Cash flows from investing activities		
Sale of property and equipment	-	(60,000)
Net cash used in investing activities	-	(60,000)
Cash flows from financing activities		
Proceeds from PPP loan	40,624	11,547
Proceeds from EIDL advance	-	10,000
Disposal of property	-	(29,768)
Principal borrowings on note payable	-	60,000
Capital contributions	43,796	95,843
Net cash provided by financing activities	84,420	147,622
Net increase in cash and cash equivalents	(3,592)	3,913
Cash and cash equivalents, beginning of period	4,708	795
Cash and cash equivalents, end of period	$ 1,116	$ 4,708
Non-cash financing activities		
PPP loans forgiveness	$ 51,899	$ 10,000
Supplemental cash flow information		
Cash paid for interest expense	$ -	$ 75
Cash paid for taxes	$ 427	$ 349
Non-cash investing and financing activities		
Subscription receivable for sale of common stock	$ -	$ 270

See accompanying notes to financial statements.

NOTE 1:   Nature of operations

Nature of the business

Consumer Cooperative Group, Inc. (the "Company"), was incorporated in the State of Oregon on January 27, 2017. The Company plans to invest in turn-key, income producing single family, multifamily and mixed multifamily/commercial real estate properties within the United States of America.

Going concern and management's plan

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to generate a profit from intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through related party advances and debt financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm their business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2:   Summary of significant accounting policies

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2:   Summary of significant accounting policies (continued)

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Fair value of financial instruments

Certain assets and liabilities of the Company are carried at fair value under GAAP. The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements. ASC Topic 820 clarifies the definition of fair value Fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The carrying values of the Company's accounts receivable and accounts payable approximate their fair values due to the short-term nature of these assets and liabilities.

The Company did not identify any assets or liabilities that are required to be presented on the balance sheets at fair value in accordance with ASC Topic 820.

Due to the short-term nature of all financial assets and liabilities, their carrying value approximates their fair value as of the balance sheet dates.

.

NOTE 2:   Summary of significant accounting policies (continued)

Revenue recognition

The Company will recognize revenue from income producing real estate properties in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Accounts receivable

Accounts receivables are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the Company had no accounts receivable and determined there was no allowance for doubtful accounts necessary

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense as of December 31, 2021 and 2020, is $1,586, respectively. All fixed assets are fully depreciated.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021 and 2020.

Advertising costs

Advertising costs are expensed as incurred. Advertising and marketing expenses were $4,996 and $2,471 for the years ended December 31, 2021 and 2020, respectively, which are included in advertising and marketing expenses in the statement of operations.

NOTE 2: Summary of significant accounting policies (continued)

Leases

The Company leases office space under leases agreement. The Company evaluates lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes.

Under Topic 842, there would be no impact related to adoption, operating lease expense is generally recognized evenly over the term of the lease. The Company has operating leases consisting of office and storage space that are one year or less.

Leases with an initial term of twelve months or less are not recorded on the balance sheet. For lease agreements entered or reassessed after the adoption of Topic 842, we combine the lease and non-lease components in determining the lease liabilities and right of use ("ROU") assets.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 2: Summary of significant accounting policies (continued)

Recent accounting pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company

NOTE 4: Paycheck protection program loans

In May 2020, the Company entered into a Paycheck Protection Program ("PPP") loan for $11,547, with an interest rate of 1% and maturity date in May 2022. This loan is not secured. The balance of this loan was $11,547 as of December 31, 2020. On March 29, 2021, the Company received notice that the loan had been forgiven in full.

In March and April 2021, the Company entered into a Paycheck Protection Program ("PPP") loans for $20,312, respectively, with an interest rate of 1% and maturity dates in March and April 2026. This loans are not secured. On August 13 and 23, 2021, the Company received notice that the loans had been forgiven in full.

NOTE 5: Stockholders' equity

As of December 31, 2020, the Company was authorized to issue 1,000,000,000 shares of stock, which consisted of 950,000,000 shares of par value $0.001 common stock and 50,000,000 shares of par value $0.0001 preferred stock. As of December 31, 2020, 938,994,520 shares of common stock and 24,484,860 shares of preferred stock have been issued and are outstanding.

On April 26, 2021, the Company filed an amendment and restated it's certificate of incorporation with the effect being an increase in the number of authorized shares from 950,000,000 to 1,500,000,000, consisting of 1,400,000,000 shares of common stock and 100,000,000 shares of preferred stock. As of December 31, 2021, 938,994,520 shares of common stock and 24,484,860 shares of preferred stock have been issued and are outstanding.

NOTE 6: Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through July 29, 2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

Exhibit A

Legend:

CAJE	Client proposed adjusting entry.
PAJE	Auditor proposed adjusting entry.
RAJE	Auditor proposed reclassifying entry.

#	**Account**	**December 31, 2021** **DB**	**CR**	**Disposition**
PAJE 1	Depreciation expense	1,586		**Book**
	Accumulated Depreciation		1,586	
	To record annual depreciation			

#	**Account**	**December 31, 2020** **DB**	**CR**	**Disposition**
PAJE 1	Retained Earnings	800,000		**Book**
	Intellectual Property and Technology		800,000	
	To remove internally developed intelletual property			